Exhibit 99.2

About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix 2

WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix

About the Report

This is the second Environmental, Social and Governance Report (the "report" or "ESG report") issued by WeRide Inc. (the Company), together with its subsidiaries (collectively referred to as "We" or "WeRide"). It presents the Company's progress and performance in environmental, social and governance (ESG), and outlines the Company's sustainability management approach in line with stakeholder expectations.

Preparation Basis

This report has been prepared in accordance with the Hong Kong Stock Exchange (HKEX)'s *Environmental, Social and Governance Reporting Code*.

Definition of Terms

For clarity, "WeRide Inc." in this report is also referred to as "WeRide," "the Company" or "We."

Information Source

The information and data used in this report are primarily derived from the Company's internal data collection system, work reports and publicly available information, such as the Company's annual report and other authoritative sources. Unless otherwise stated, the amounts presented in this report are in RMB.

Reporting Scope

This is an annual report covering the period from January 1, 2025 to December 31, 2025 (hereinafter referred to as "the reporting period").

Reporting Principles

The report follows the materiality, quantitative, balance, and consistency reporting principles of HKEX *Environmental, Social and Governance Reporting Code*.

Reporting principles	Interpretation	Our approach
Materiality	The report focuses on and discloses ESG issues that have a significant impact on the Company's various stakeholders.	We conducted online surveys and offline interviews to understand stakeholders' expectations and opinions, which formed the basis of this report's structure, ensuring it addresses their key concerns. Please refer to the Chapter "Stakeholder Communication" and "ESG Materiality Assessment" for details.
Quantitative	Key Performance Indicators (KPIs) related to historical data must be measurable. The issuer should provide comparative data where appropriate.	KPIs in the social and environmental sections of this report are derived from the statistics of relevant departments and have been calculated by professional consultants in accordance with appropriate international and national standards.
Balance	The report should present the Company's ESG performance objectively and impartially to avoid misleading and asymmetrical information.	We adhere to neutral and comprehensive reporting principles, ensuring no aspect is overemphasized while other important information is omitted.
Consistency	The report should apply consistent disclosure and statistical methodologies to allow for comparison of environmental, social, and governance data over time.	The Company has adopted the same statistical approach as in previous years (changes are noted) to allow various stakeholders to compare the Company's performance over the years. Please refer to the "ESG Performance Table" section for details.

Report Confirmation and Approval

The Company hereby undertakes to make every effort to ensure the accuracy and reliability of all information presented in this report. Following deliberation by the Corporate Governance Committee, this report was reviewed and approved by the Board of Directors on April 21, 2026.

Report Access

This report is published in both Chinese and English. In the event of any discrepancy or inconsistency between the two versions, the Chinese version shall prevail. The electronic version of the report is available on the Company's official website.

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02 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix About WeRide WeRide is a global leader in autonomous driving technology. We are committed to advancing the large-scale deployment of smart mobility, smart logistics, and smart sanitation across diverse scenarios through the development of safe and reliable driverless technology. Founded in 2017 and headquartered in Guangzhou, the Company operates in more than 40 cities across 12 countries. It is the only company in the world whose products hold autonomous driving licenses issued by eight countries: China, the United Arab Emirates, Singapore, France, the United States, Saudi Arabia, Belgium, and Switzerland. We have developed full-stack autonomous driving capabilities spanning L2 to L4. Our self-developed universal technology platform, "WeRide One," supports rapid cross-vehicle adaptation. The Company has established a five-pillar product matrix comprising robotaxi, robobus, robovan, robosweeper, and Advanced Driver-Assistance Systems (ADAS). In 2024, we successfully listed on Nasdaq, becoming the world's first publicly listed robotaxi company. In 2025, we achieved dual primary listings on both the US and Hong Kong stock markets. We were ranked 8th by Fortune on the 2025 Change the World List and 16th on the Future 50 list. As of 2025, the Company's robotaxi services have been in public operation for over 6 years, with an L4 fleet exceeding 2,000 vehicles. We have made significant progress in markets such as the Middle East and Europe, with overseas revenue share significantly increasing. Looking ahead, the Company will continue to advance its global strategy, reshaping human mobility ecosystems with autonomous driving technology, creating both commercial and societal value. the Company's robotaxi have been in public operation for over 6years with an L4 fleet exceeding exceeding 2,000 vehicles As of 2025,

WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix

Annual Milestones

WeRide and Lenovo Vehicle Computing Jointly Launched a 100% Automotive-Grade Computing Platform

In July 2025, WeRide and Lenovo Vehicle Computing jointly launched the HPC 3.0 computing platform, powered by dual NVIDIA DRIVE Thor X chips and featuring 100% automotive-grade components. This helped reduce the cost of the GXR autonomous driving suite by 50%. It has been first applied on the Company's new-generation Robotaxi GXR, making it the world's first robotaxi equipped with the NVIDIA DRIVE Thor X chip.



HPC 3.0 Computing Platform

WeRide Launched One-Stage End-to-End ADAS Solution and Achieved SOP



WePilot 3.0 ADAS Solution Entered Mass Production

In August 2025, WeRide, in cooperation with Bosch, launched the one-stage end-to-end ADAS solution WePilot 3.0. It is designed to handle complex multi-agent traffic scenarios. It is now equipped on ES, ET of the Chery Exeed Sterra series, as well as on GAC Aion models.



WeRide Won First Place at the Dubai World Autonomous Driving Challenge

On September 24, 2025, at the Dubai World Autonomous Driving Challenge, known as the "Autonomous Driving Olympics," WeRide, together with its partners, won first place, outperforming all competitors.

WeRide Won First Place at the Dubai World Autonomous Driving Challenge



WeRide Robobus Featured in the China Pavilion at the 8th CIIE

In October 2025, the WeRide robobus was featured in the China Pavilion at the 8th China International Import Expo (CIIE). It was the sole autonomous vehicle in the exhibition area, inspected during a tour by Premier Li Qiang of the State Council.

WeRide Robobus Featured as the Sole Autonomous Vehicle at the 8th CIIE



Attending the China-Singapore Business Forum as a Representative

In October 2025, WeRide, as a representative Chinese technology company, presented its overseas achievements to the premiers of both countries at the China-Singapore Business Forum, serving as a model for China-Singapore cooperation in trade, innovation and economic development.

WeRide Reported Overseas Achievements as Chinese Tech Representative at China-Singapore Business Forum

WeRide Became World's First Autonomous Driving Technology Company with Dual Primary Listings on "US + Hong Kong" Stock Markets

On November 6, 2025, WeRide officially listed on the Hong Kong Stock Exchange under the stock code: 0800.HK. Following its 2024 Nasdaq listing, this made it the world's first autonomous driving technology company with dual primary listings on both the US and Hong Kong stock markets.



WeRide Listed on the Hong Kong Stock Exchange



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About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix 04 WeRide Launched WeChat Mini Program On January 14, 2026, WeRide officially launched its dedicated WeChat mini program for robotaxi ride-hailing services. Users may search for the WeRide Ride mini program on WeChat without installing additional applications. Within operational regions including Guangzhou and Beijing, users can call a WeRide robotaxi with one click to conveniently experience autonomous driving mobility services. WeRide Launches Europe’s First National-Level Multi-Product Autonomous Driving Program in Slovakia In March 2026, WeRide entered into a strategic partnership with Slovakia’s national initiative ELEVATE Slovakia, officially launching the country’s first autonomous driving project. This marks Europe’s first large-scale, nationally driven commercialization program covering multiple product lines, and represents WeRide’s expansion into its 12th country globally. WeRide deployed the first autonomous vehicles in Slovakia WeRide Provided Autonomous Shuttle Service at 2025 World Intelligent Connected Vehicle Conference WeRide Provided Autonomous Shuttle Service at 2025 World Intelligent Connected Vehicle Conference In November 2025, WeRide showcased its smart mobility product matrix at the 2025 World Intelligent Connected Vehicle Conference and provided multi-point autonomous shuttle services covering the main venue, associated hotels, and key landmarks for the conference. Ride-hailing interface of the WeRide mini program WeRide and Uber Launch First Robotaxi Commercial Operations in Dubai In March 2026, WeRide and Uber officially commenced robotaxi commercial services in Dubai, marking the city’s first publicly available robotaxi fleet. Passengers can now hail rides via the Uber app in popular tourist areas such as Jumeirah and Umm Suqeim. Robotaxi GXR operating in Dubai’s Jumeirah area WeRide and Grab Introduce First Public Robotaxi Service in Singapore In April 2026, WeRide and Southeast Asia’s leading super-app Grab officially launched the Ai.R autonomous mobility service in Punggol, Singapore—the first public autonomous ride-hailing service open to the general public in the country. The project has already facilitated over 1,000 passenger trial rides, with the fleet safely traveling more than 30,000 kilometers. Robotaxi GXR in operation in Singapore’s Punggol district

WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix


D1EV.COM China Intelligent
Driving Competition
Four-time Consecutive Champion

WeRide Becomes the Only Company to Achieve Four Consecutive Championships at the China Intelligent Driving Competition

WeRide Won Four Consecutive Championships in China Intelligent Driving Competition

On April 19,2026, in the 2nd China Intelligent Driving Competition · Wuhu station, the Exeed Sterra ET, equipped with WeRide, climbed to the top again with an overwhelming lead of more than 10 points from the second place, achieving the first and only four consecutive championships in the history of China Intelligent Driving Competition, demonstrating WeRide's leading technical strength in complex urban scenarios.

WeRide Launched 21 Autonomous Driving Project Deployments Globally

WeRide launched city-level L4 robotaxi commercial operation in Abu Dhabi, the first outside the US. In cooperation with Uber, it launched robotaxi services in Dubai and Riyadh. It deployed robobus commercial routes for robobus in France, Belgium, Switzerland, and entered the Slovakian market. Domestically, we achieved 24-hour fully driverless commercial operation in core areas of first-tier cities like Beijing and Guangzhou, and opened multiple demonstration lines.



WeRide Robobus Entered Downtown Barcelona

WeRide Secured Autonomous Driving Permits from 8 Countries

WeRide obtained autonomous driving permits from Switzerland and Belgium. This made it the only technology company in the world whose products simultaneously hold autonomous driving permits from eight countries: China, the United States, the United Arab Emirates, Singapore, France, Saudi Arabia, Belgium, and Switzerland.


RTA
DUBAI WORLD CONGRESS
FOR SELF-DRIVING TRANSPORT

WeRide Received Dubai Robotaxi Permit

WeRide Established 4 Major Strategic Partnerships

WeRide and Grab have entered into a strategic partnership to jointly advance AI-driven mobility solutions across Southeast Asia. Additionally, we have established a strategic collaboration with Uber and the Dubai Roads and Transport Authority (RTA) to launch robotaxi services in Dubai. We signed a deepening agreement with Tencent Cloud to jointly promote the large-scale operation of robotaxi and overseas market expansion. We partnered with Bosch to create ultra-safe ADAS solutions.


WeRide
RTA
Uber

WeRide Reaches Strategic Cooperation with Uber and Dubai RTA

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2025 Awards

- **Fortune's 2025 Change the World List** — Fortune
- **Fortune Future 50 (Ranked 16th)** — Fortune
- **Fortune China's 50 Most Innovative Companies 2025** — Fortune
- **Hurun China 500** — Hurun Research Institute
- **Forbes China Top 30 Leaders in Globalization 2025** — FORBES CHINA
- **Fortune China Best Designs 2025** — Fortune China
- **Fortune China Most Powerful Women in Business 2025** — Fortune
- **Provincial-level Enterprise Technology Center 2025** — Department of Industry and Information Technology of Guangdong Province
- **Top 500 Chinese Artificial Intelligence Companies 2025** — Internet Weekly, DBC Consulting
- **Top 300 Chinese AI Technology Companies** — iFENXI
- **Top 50 China Unicorn Enterprises 2024-2025** — Bridge Research
- **Annual Leading Enterprise in Artificial Intelligence 2025** — QbitAI
- **China's Top Autonomous Driving Enterprises Potential Ranking (3rd Place)** — ASKCI
- **2025 MAX Annual Employer - Company Worth Working For** — MaiMai
- **Outstanding Enterprise Case for China Automotive Sustainable Development (ESG)** — China Automotive Research Institute, SynTao



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07 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Message from the CEO Dear Stakeholders, On behalf of the Board of Directors, I am pleased to present the WeRide 2025 Environmental, Social and Governance (ESG) Report. The year 2025 marked a milestone in WeRide's development history. At a critical stage in the transition of the autonomous driving industry from "technology validation" to "large-scale commercialization," we continue to take taking technological innovation as a driving force, strictly adhere to the bottom lines of safety and compliance, and are committed to sustainable development, to continuously expand the frontiers of global intelligent driving. In 2025, the Company successfully listed on the HKEX, becoming the world's first autonomous driving company to achieve dual primary listings on both the US and Hong Kong stock markets, strengthening long-term investor confidence. Our inclusion in the Fortune "Change the World" list and the "Future 50" ranking underscores our responsibility to drive social progress through technology. We have commenced commercial operations across 21 projects globally and successfully obtained autonomous driving permits in eight countries, marking a significant milestone in our global expansion. Our robotaxi services achieved large-scale commercial operation in the Middle East and multiple locations across China; our robobus now serves over 30 cities worldwide; and in the logistics and sanitation sectors, building on over 55 million kilometers of L4 on-road testing, we are driving the large-scale deployment of unmanned logistics and sanitation solutions. Governance as the Foundation, Solidifying the Base for Long-term Development The Company continues to enhance its governance system. Under the Board of Directors, the Audit, Compensation, Nomination, and Corporate Governance Committees form a transparent, independent, and diverse governance structure. The Board operates diligently with high attendance rates, ensuring sound decision-making and effective oversight of significant matters. In terms of business ethics, we uphold a zero-tolerance stance toward any form of non-compliant conduct. During the reporting period, the Company recorded no significant incidents of misconduct or corruption, achieving 100% coverage of business ethics training. Through multiple whistleblowing channels and a formal accountability framework, we continue to foster an open, fair, and transparent business ecosystem. Technology as the Core, Building World-Leading Capabilities The Company consistently prioritizes innovation, dedicated to building a world-leading full-stack technology platform. At the software and system level, powered by the WeRide One universal technology platform and the GENESIS integrated simulation engine, we continuously enhance system performance and large-scale deployment capabilities. At the hardware and computing level, our HPC 3.0 high-performance computing platform provides a strong foundation for computational power for the mass production of L4 autonomous driving. In operational safety, our robotaxi fleet has maintained a record of zero regulatory discipline for autonomous driving system failure on public roads for over 2,200 consecutive days. Green as Our Responsibility, Driving Low-Carbon Future Mobility Autonomous driving represents a key enabler for the low-carbon transformation of transportation. In 2025, our L4 autonomous driving system achieved continuous energy efficiency optimization, reducing energy consumption per 100 kilometers by 15%. Our robosweeper achieved a cumulative weight reduction of 136kg through lightweight design, lowering energy consumption from the product source. In our corporate operations, we systematically manage energy, water resources, and waste, and have fully integrated climate change into our risk management framework. We are constructing a climate management framework across the four dimensions of governance, strategy, risk, and metrics, enhancing the Company's long-term resilience to climate challenges. Creating Long-Term Value for Stakeholders Autonomous driving is a long-lasting technological and industrial revolution. We firmly believe that truly great technology companies must not only lead in technology but also set benchmarks in safety, responsibility, and sustainable development. Moving forward, WeRide will continue to expand its global footprint, expand the scale of commercial operations, increase R&D investment, refine the ESG governance system, and accelerate the large-scale adoption of autonomous driving technology in scenarios such as smart mobility, smart logistics, and smart sanitation. We will take a more open and collaborative approach, working together with governments, industry partners, investors, and all sectors of society to jointly build a safe, efficient, and low-carbon future mobility ecosystem. We extend our sincere gratitude to all stakeholders for your long-standing trust, support, and partnership! Let us work together to build a safer, greener, and smarter future with autonomous driving technology! Founder, Chairman and CEO of WeRide Tony Xu Han April 21, 2026

About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Sustainability Management Statements of the Board WeRide adheres to the relevant requirements of the HKEX Environmental, Social and Governance Reporting Code, upholds the concept of sustainable development, continuously improves the Company's ESG management system, and enhances our practices and performance in the environmental, social and governance areas. ESG Governance Structure ESG Risk Management ESG Target Management The Board of Directors, serving as the highest governance body for the Company’s ESG matters, oversees and is ultimately responsible for the formulation, decision-making, and advancement of ESG strategy, as well as monitoring its implementation. We actively enhance the Company’s long-term ESG value and fulfill our corporate social responsibilities through multiple initiatives, including strengthening compliance management, ensuring product quality and safety, advancing environmental protection, and improving employee well-being. The Board of Directors places great importance on the potential impacts arising from ESG-related risks and opportunities. It regularly engages with stakeholders to identify, assess, and manage these risks and opportunities. Based on the annual ESG materiality assessment, we clarify the key priorities of our ESG management and formulate and refine corresponding targets and action plans. The Company's overall ESG performance and target progress are regularly reviewed and assessed to ensure compliance with sustainability requirements. The Board of Directors and management work collaboratively to benchmark our ESG performance against industry standards and peers of similar scale, fostering continuous improvement. We consistently track target progress, propose improvements, and take timely actions to drive the implementation of our targets. This report comprehensively discloses the progress and outcomes of WeRide's sustainability efforts in 2025. It was reviewed and approved by the Board of Directors on April 21, 2026. 08

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文远知行
46 45
JT-04

ESG Governance

WeRide practices the concept of sustainable development, continually improves the ESG management system, and is committed to aligning business growth with environmental and social responsibility, thereby enhancing the Company's ESG management and performance. In accordance with the requirements of Appendix C1 *Corporate Governance Code* and Appendix C2 *Environmental, Social and Governance Reporting Guide* under the *Rules Governing the Listing of Securities on the HKEX*, the Company has established a three-tier, top-down ESG governance structure comprising the "Board of Directors – Corporate Governance Committee – ESG Implementation Working Group." This structure clarifies responsibilities at each level and provides a solid foundation for advancing the Company's sustainability initiatives.

ESG Governance Structure and Responsibilities

Board of Directors	As the highest level of ESG governance, the Board of Directors bears overall responsibility for the Company's ESG matters. It oversees the ESG strategy, policies, and targets, ensures the establishment of an effective ESG risk management and internal control system, and authorizes the Corporate Governance Committee to assist in managing and making decisions on related matters.
Corporate Governance Committee	The Corporate Governance Committee is responsible for assessing and managing ESG risks and opportunities, organizing the formulation of strategies, frameworks, principles, and policies related to the Company's ESG matters, monitoring the implementation of ESG-related targets, reviewing practices and performance for compliance with legal and regulatory requirements, supervising and evaluating the Company's key performance indicators and performance on material ESG issues, and reporting and making recommendations to the Board on the above matters.
Implementation Working Group / Department Heads	The ESG Implementation Working Group is responsible for setting ESG targets and work plans, improving communication with stakeholders, organizing and coordinating the implementation of work plans and the advancement of various tasks, and reporting to the Corporate Governance Committee.

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WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix

Stakeholder Communication

WeRide maintains close communication with stakeholders by establishing diversified communication channels and mechanisms to promptly understand and respond to their concerns and expectations, thereby fostering collaborative and mutually beneficial development. Our stakeholders include government and regulators, shareholders and investors, customers, value chain partners, employees, the community and the public. The following table sets out the stakeholder concerns and our communication channels:

Stakeholder Communication Mechanism

Stakeholders	Government and Regulators	Shareholders and Investors	Customer	Value Chain Partners	Employee	Community and Public
Topics of Concern	• Compliance with laws and regulations • Corporate governance • Risk management • Business ethics	• Return on investment • Compliance operations • Information disclosure • Risk management	• Product excellence • Quality service • Information security and privacy	• Supplier management	• Employee protection • Welfare and benefits • Employee training and development • Occupational Health & Safety • Employee well-being	• Community investment • Public service projects • Promoting local employment
Communication Channels	• Regular reports and announcements • Supervision and inspection • Communication with regulators	• Regular reports and announcements • General and other meetings of shareholders • Investor relations activities • Investor visits	• Daily communication • Business visits • Sales team • Customer satisfaction survey	• Procurement contract • Daily communication • Supplier audit and evaluation	• Setting up complaint channels • Employee performance appraisal • Employee training • Daily safety inspection • Conduct employee care activities	• Community activities • Public service activities • Job creation

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11 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix ESG Materiality Assessment To assess the materiality of ESG issues relevant to the Company's business operations and to understand and respond to the expectations of various stakeholders regarding the Company's ESG efforts, we have undertaken a materiality assessment through the following steps: The revised key issues and the materiality matrix were submitted to the Board of Directors for review and confirmation. 11 According to the requirements of the HKEX Environmental, Social and Governance Reporting Code, and with reference to ESG concerns in the capital market and industry trends, a total of 13 ESG issues were identified, including 5 environmental, 6 social and 2 governance issues. We identified the Company's key internal and external stakeholders and invited them to assess the materiality of each issue through interviews and online survey questionnaires to gather their opinions and suggestions. We compiled and analyzed the survey responses, ranking the materiality of each topic according to the two dimensions of "Materiality to WeRide" and "Materiality to stakeholders". Combined with insights from the Company’s management and expert advice, a materiality matrix was developed. Topic Identification Survey and Assessment Analysis and Prioritization Review and Approval

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In 2025, the Company discussed and assessed materiality issues, as illustrated in the figure below.


High
Medium
Low
Technological Innovation
Products and Services
Business Ethics
Product Carbon Footprint
Corporate Governance
Intellectual Property Protection
Supply Chain Management
Employee Hiring and Management
Pollutant Emissions
Social Contribution
Climate Change Response
Resource Management
Ecosystem and Biodiversity Conservation
Environmental Issues
Social Issues
Governance Issues
Materiality to Stakeholders
Materiality to WeRide

High-Materiality Issues

- Technological Innovation
- Products and Services
- Business Ethics

Medium-Materiality Issues

- Product Carbon Footprint
- Intellectual Property Protection
- Corporate Governance
- Employee Hiring and Management
- Supply Chain Management
- Resource Management
- Climate Change Response
- Pollutant Emissions
- Social Contribution

Low-Materiality Issues

- Ecosystem and Biodiversity Conservation

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13 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix

14 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Corporate Governance Board of Directors Management Board Independence and Diversity WeRide complies with the requirements of applicable laws and regulations, including the Company Law of the People's Republic of China, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and the Nasdaq Corporate Governance Rules, to continuously refine our corporate governance structure and ensure stable operations. WeRide has established a corporate governance structure with the Board of Directors as the highest leadership and decision-making body. The Board is responsible for overseeing and making decisions on significant matters related to the Company's business activities. Four committees operate under the Board: the Audit Committee, the Compensation Committee, the Nomination Committee, and the Corporate Governance Committee. The detailed terms of reference for each committee are available on the Company's investor relations website and the exchange website. We hold Board meetings regularly to ensure the fairness and transparency of corporate governance, facilitate strategic decision-making, and maintain the compliance and efficiency of the Company's operations. In 2025, WeRide held 5 Board meetings, with a director attendance rate of 97.14%. WeRide firmly believes that an independent Board structure is crucial for protecting shareholders' interests and supporting the Company's long-term development. The Board comprised seven directors (the newly appointed director has assumed office with effect from April 21, 2026), including two non-executive directors and three independent non-executive directors. In the meantime, the Company continuously assesses and monitors the potential for improving Board diversity. In nominating and appointing Board members, we give full consideration to the needs for Board diversity. Based on multiple dimensions such as gender, age, cultural and educational background, and industry experience, we have formed a Board team with a wide range of skills and experience to support the needs at different stages of business development, thereby continuously enhancing the standard of corporate governance. held 5 Board meetings with a director attendance rate of 97.14% During the reporting period, WeRide

15 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Name Tony Xu Han Yan Li Jean-François Salles Ichijo Futakawa Huiping Yan David Zhang Tony Fan-cheong Chan Gender Male Male Male Male Female Male Male Director Type Executive Director Executive Director Non-executive Director Non-executive Director Independent Non-executive Director Independent Non-executive Director Independent Non-executive Director Committee Membership Member of the Compensation Committee and the Nomination Committee / / / Chair of the Audit Committee, Member of the Compensation Committee, the Nomination Committee, the Corporate Governance Committee Chair of the Compensation Committee, the Nomination Committee, and the Corporate Governance Committee, Member of the Audit Committee Member of the Audit Committee, the Compensation Committee, the Nomination Committee, and the Corporate Governance Committee Skills, Knowledge and Professional Experience Autonomous Driving √ √ Computer Vision/ Machine Learning/ Computer Science √ √ √ Strategic Leadership √ √ Capital Raising/ Strategic Investments √ √ √ √ Accounting, Tax, Financial Management √ Legal Practice √ Mathematics and Computer Application √ Board members of WeRide

16 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Risk Management Risk Governance System WeRide strictly adheres to the bottom line of compliant operations. We constantly strengthen internal control and governance, building a robust risk management defense line, and striving for compliance-based, long-term and steady development. The Company has formulated internal regulations, including the Comprehensive Risk Management Measures , the Internal Audit System, and the Internal Control Management Measures, to standardize risk management and internal control audit processes. This continuous improvement of the risk management and internal control system ensures that risks are kept within a controllable range. We have established a clearly-defined risk management organizational structure. The Board of Directors bears ultimate responsibility for the Company's overall risk management and internal control. Under the Board, the Audit Committee serves as the core oversight body for risk management and internal control, responsible for reviewing the adequacy and effectiveness of risk management and internal control policies and procedures. The Company has set up a Risk Management and Internal Control Group responsible for the day-to-day work of comprehensive risk management. This group organizes the collection of various internal and external risk information, conducts risk assessments, formulates risk management strategies, and oversees the implementation of various risk controls. It compiles the annual report on the Company's risk management and internal control, which is submitted to Management, the Audit Committee, and the Board of Directors. Risk Management Process Risk Identification and Categorization Risk Assessment Risk Response To enhance the Company's risk management capabilities and ensure the steady achievement of strategic objectives, we have established a risk management process. This process involves continuous identification, assessment, and response to various risks in our operations that may affect the Company's strategy, objectives, and business development. ● Identify risks within the Company's key business activities and important management and business processes, determine the sources of risks, main influencing factors, the objects and scope impacted after a risk occurs, the potential manifestations of risks, etc. ● Categorize the main risks faced by the Company into five major types: strategic risk, financial risk, market risk, operational risk, and compliance risk. ● Formulate and annually update and refine a risk register through categorization, analysis, and consolidation. ● Establish company risk assessment criteria based on the Company's strategic, financial, market, operational, and compliance objectives, combined with the Company's risk appetite and risk tolerance. ● Employ qualitative, quantitative, or a combination of methods to assess the likelihood and impact of risks, thereby determining the Company's material risks. ● The annual risk assessment is organized by the Risk Management and Internal Control Group and implemented by various departments, resulting in the preparation of the annual comprehensive risk management report for review by Management, the Audit Committee, and the Board of Directors. ● Day-to-day risk assessments are conducted by various departments in conjunction with regular business activities such as strategic planning, budgeting, and business activity analysis. ● Implement targeted response measures according to the different attributes of various risks, including risk avoidance, risk reduction, risk transfer, and risk acceptance. Allocate necessary human and financial resources reasonably for risk management. Risk Management Process

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Key Risk Identification and Mitigation

In 2025, considering national policies, changes in the market environment, the Company's own operational conditions, and the concerns of various stakeholders, the Company identified key risk types, including financial reporting risk, information system and data security risk, human resources and integrity risk, and regulatory compliance risk. Corresponding measures have been implemented in a targeted manner to effectively prevent and mitigate these risks.

Key Risk Identification and Mitigation Measures

Financial Reporting Risk

Establishing accounting manuals, budgeting, fund, and expense management systems; Implementing budget control and real-time expense monitoring through IT systems; Setting up overspending alert mechanisms; Regularly reviewing management accounts; Conducting ongoing financial staff training.

Information System and Data Security Risk

Establishing a multi-level data security management framework; Implementing data classification, grading, and a full-process data security management system; Constructing a data security incident response mechanism.

Human Resources and Integrity Risk

Formulating employee handbooks and codes of conduct; Implementing anti-bribery and anti-corruption policies; Conducting regular training; Establishing anonymous reporting channels; Signing confidentiality agreements with personnel in confidentiality-sensitive positions.

Regulatory Compliance Risk

Designating personnel to monitor changes in laws and regulations; Regularly verifying license and permit status; Promptly updating templates for internal policies and business agreements.

Risk Management Training

To enhance company-wide risk awareness, we proactively organize various risk management training sessions, vigorously strengthen employees' legal knowledge, and have established a pre-job risk management training system for managers and frontline operational staff involved in key management and business processes as well as risk control points. Through multiple channels and formats, we reinforce training for employees on risk management concepts, knowledge, processes, and methodologies, aiming to cultivate professional risk management talent and foster a robust risk management culture.

In 2025, we conducted the "Fundamental Internal Control Training for US-Listed Companies." The main content covered internal control regulatory requirements for US-listed companies, an introduction to internal control fundamentals, and the relationship between business processes and internal controls. The training duration was 5 hours.

During the reporting period,

Risk Management Training

5 hours

17

About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Business Ethics Business Ethics Management Mechanism WeRide places high importance on business ethics, strictly adheres to laws and regulations, and continuously improves the development of its business ethics framework. We actively foster a culture of integrity, practically enhance all employees' awareness of integrity and compliance through training, and have established multi-channel reporting mechanisms to foster a culture of integrity. WeRide strictly complies with relevant laws and regulations, including the Company Law of the People's Republic of China, the Anti-Unfair Competition Law of the People's Republic of China, the Anti-Monopoly Law of the People's Republic of China, and the Anti-Money Laundering Law of the People's Republic of China. The Company has formulated business ethics management policies, such as the Code of Business Conduct and Ethics, the Measures for Implementing Whistleblowing Rewards and Protection, and the Gift Acceptance and Management Policy, to standardize management mechanisms concerning anti-fraud, anti-misconduct, anti-money laundering, conflicts of interest, fair dealing, whistleblowing procedures, and whistleblower protection. The Company's Audit Committee is responsible for overseeing the formulation of business ethics-related strategies, reviewing policy revisions, monitoring the implementation of systems, and supervising risk prevention and control. Concurrently, the Company has established an Internal Audit and Supervision Department responsible for the daily operation and optimization of the business ethics management system. This department focuses on high-risk areas concerning business ethics issues, investigates cases of employee violations of rules and laws during daily operations, and strengthens business ethics controls. The Company consistently upholds a "zero tolerance" principle towards any behavior that violates business ethics and compliance requirements. We have systematically reviewed and clearly defined various types of violations and potential violations, establishing a corresponding tiered and classified accountability and disciplinary mechanism to ensure strict enforcement of policies and effective implementation of responsibilities. We actively encourage employees, suppliers, and other stakeholders to participate in building a culture of integrity, to help create an open, fair, and transparent business environment. The Company rigorously implements ethical norms and code of conduct requirements, systematically incorporating these relevant standards into the Employee Handbook, which provides clear definitions and specific guidance on professional conduct, conflicts of interest management, and compliance red lines for employees. By combining policy dissemination with daily management, we continuously reinforce company-wide compliance awareness, ensure accountability, and integrate integrity and self-discipline requirements into all business practices. Furthermore, the Company incorporates integrity agreement clauses into supplier contracts, clearly stating integrity and compliance requirements and liability for breaches. For partners who violate integrity provisions, the Company will pursue accountability according to the contract and applicable laws and regulations, including but not limited to terminating cooperation and deducting penalty fees, thereby continuously promoting the joint establishment of an honest, standardized, and ethical business ecosystem with its partners. Zero major incidents of commercial bribery or corruption were recorded. 18 During the reporting period,

About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Integrity Culture Building Whistleblowing Management WeRide continued to strengthen its culture of integrity and conducted business ethics training for all employees through a combination of online and offline approaches to enhance employees' awareness of compliance and integrity. The Company promoted posters and related information on the topic of integrity online, conducted irregular integrity education at all staff meetings, and required all new employees to complete integrity training. WeRide actively establishes and implements multi-channel whistleblowing mechanisms. The internal policy Measures for Implementing Whistleblowing Rewards and Protection clearly defines the procedures for accepting, investigating, verifying, handling, and protecting whistleblowers, effectively safeguarding their legitimate rights and interests. The Company authorizes the Internal Audit and Supervision Department as the dedicated unit for accepting and investigating whistleblower reports, responsible for conducting independent and objective investigations into all reported matters, ensuring the process is free from interference by other departments or individuals. We have published integrity reporting channels, including email, telephone, and mailing addresses, for employees and external stakeholders on the Company's official website and its official WeChat public account "WeRide." The Company encourages named reporting but also provides an anonymous reporting option for whistleblowers. A reward mechanism for whistleblowing has been established. Reports that are verified to be true and contribute positively to risk prevention or loss recovery will be incentivized accordingly under the Measures for Implementing Whistleblowing Rewards and Protection, encouraging employees and relevant parties to actively report issues. Regarding whistleblower protection, the Company strictly maintains the confidentiality of the whistleblower's identity and the information provided. It continuously monitors the whistleblower's employment status, performance evaluations, compensation, and career development to prevent any form of retaliation or unfair treatment. Any confirmed acts of retaliation will be dealt with strictly according to regulations. Case Business Ethics Training for New Employees In 2025, the Company conducted business ethics training for new employees, organizing a total of 7 sessions that cumulatively covered 494 individuals, achieving a 100% coverage rate for new employee training. The training focused on analyzing typical internal violation cases, interpreting relevant rules and regulations, and explaining whistleblowing and supervision channels. This helped new employees establish a sense of compliance and bottom-line thinking, strengthened their understanding and acceptance of integrity requirements in professional conduct, laying a solid foundation for fostering a clean, upright, standardized, and orderly business environment. Reporting Hotline: 18620058110 Reporting Email: wr.audit@weride.ai Mailing Address: 21/F, Tower A, Life Science Center, Guangzhou, Xingji 1st Road, Haizhu District, Guangzhou, Guangdong Province, China employee coverage for business ethics training reached 100% 19 During the reporting period,

20 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix

WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix

Innovation and Development

WeRide adheres to the core philosophy of "Tech for All, Tech for Good," leveraging technological innovation to advance sustainable development and striving to deliver safe, reliable, and efficient autonomous driving solutions.

The Company ensures continuous breakthroughs in autonomous driving technology and the value transformation of innovative outcomes through systematic R&D governance and comprehensive intellectual property protection. This provides dual safeguards for building its core competitive advantage.

During the reporting period,

Invested RMB **1,372.2** million in R&D


高新技术企业
证书

National High-tech Enterprise Certificate

Innovative R&D

WeRide has established the internal policy *Research and Development Management Policy*, which clearly defines a governance structure. This structure is led by the CEO and CTO, implemented collaboratively by the Technology Department along with hardware, software, security, and other teams, and supported by short, medium, and long-term R&D strategic planning.

We have a global R&D team, of which 583 hold Master's degrees or above, and 49 Ph.D. graduates are from top-tier universities. In addition, we have 2,694 R&D data processing staffs and 829 R&D engineers worldwide, with R&D personnel accounting for 92.7% of the total employees. Driven by the goal to continuously strengthen autonomous driving and AI infrastructure technology and enhance product and operational capabilities, we will continue to expand the R&D team and deepen technological investment. This will support the testing and commercialization of autonomous driving technology, as well as the development of global R&D centers.

Core R&D Team Members

Dr. Tony Xu Han

Founder, Chairman, Executive Director, and CEO

Leads the Company's steadfast commitment to L4 autonomous driving technology R&D. He has overseen the launch of multiple industry-first L4 products, driven strategic partnerships with ecosystem partners like Bosch, Uber, Nissan, GAC, and built a business portfolio covering full-stack technological capabilities from L2 to L4.

Dr. Yan Li

Co-founder, Executive Director, and CTO

Leads the R&D team in building the WeRide One universal technology platform and WeRide GENESIS general simulation model. He has spearheaded the development of the full product line from robotaxi to ADAS and successfully achieved mass production of an ADAS solution within 18 months.

Dr. Hua Zhong

Senior Vice President

A core technical expert since the Company's founding with deep expertise in computer vision and machine learning. He has long focused on R&D for key technologies and is a key founder of the Company's technological framework.

Dr. Qingxiong Yang

Vice President

Responsible for the Company's cutting-edge R&D work. With extensive experience in computer vision, autonomous driving system integration, and engineering, he has previously led the overall technology R&D and product deployment of robovan and robosweeper.

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WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix

Leveraging the self-developed universal technology platform WeRide One, we build an autonomous driving system capable of operating in all scenarios and all-weather conditions. We collaborate with global partners to promote the scaled implementation of smart mobility technology and the sustainable development of the industry. Furthermore, based on this, we have independently developed the WeRide GENESIS integrated closed-loop simulation engine. This engine intelligently generates high-fidelity scenarios, supports large-scale data augmentation and model validation, significantly accelerating the development cycle and enhancing system robustness[1]. It effectively addresses key industry challenges in closed-loop simulation.

WeRide GENESIS leverages generative AI to rapidly build high-fidelity city-level environments and enables dynamic 3D reconstruction and multimodal scenario generation. Its intelligent simulation capability can simulate complex interactions among hundreds of smart agents, and comprehensively evaluate the performance of autonomous driving systems through multi-level metrics. It also supports automatic diagnosis of problem scenarios, significantly enhancing testing efficiency and the speed of algorithm iteration.


WeRide
GENESIS
Data Augmentation
Validation
Training


Smart Scenario
Digital Twin World Generation Engine
Dynamic 3D Reconstruction Engine
Generative AI
Smart Simulation
Smart Agent
Smart Metric
Smart Diagnosis

Case

HPC 3.0 Platform

The High-Performance Computing (HPC) 3.0 platform, jointly launched by WeRide and Lenovo, is the world's first L4 autonomous driving computing base for mass production, based on the NVIDIA DRIVE AGX Thor chip. The platform delivers top-tier performance with 2,000 TOPS[2] of computing power, meets automotive-grade durability standards, and boasts a 300,000-kilometer lifespan. It is adaptable to extreme climates globally, demonstrating the Company's core capability in driving the scaled commercialization of autonomous driving through technological innovation.


Lenovo
WeRide
NVIDIA

HPC 3.0 Platform Physical Illustration

[1] Robustness refers to the ability of a system or model to maintain its performance and stability in the face of uncertainty, interference, or faults.
[2] Tera Operations Per Second is a unit of measurement for a processor's computational capability.

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WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix

Intellectual Property Protection

WeRide adheres to the *Enterprise Intellectual Property Management Specification (GB/T 29490-2013)*. The Company has formulated internal management policies, including the *Patent Application Management Measures*, *Intellectual Property Risk Management Procedures*, *Patent Award System*, *Patent Classification Index*, *Trademark Management Procedure*, *Copyright Management Procedure*, and *Confidentiality Agreement*. These policies regulate the entire process of patent application, management, utilization, and protection.

We have established an intellectual property risk prevention and control system covering all business processes, with clear departmental responsibilities and tiered controls. Through measures such as patent searches and design-around strategies, supplier vetting, cross-border trade assessments, personnel background checks, and the signing of confidentiality agreements with new hires, we achieve continuous monitoring and proactive prevention of internal and external risks, consistently enhancing the Company's governance capability over intellectual property risks. Furthermore, we participate in associations like the Guangdong Provincial Intellectual Property Association, engaging in communication activities with enterprises at provincial, city, and district levels to continuously improve our intellectual property management capabilities.

We conduct the application and maintenance of patents, software copyrights, and trademarks. We continuously strengthen employees' intellectual property awareness and practical skills through various means such as onboard training, specialized courses, and modular knowledge sharing, combined with post-training assessments. Furthermore, we have established honorary selections and various incentive mechanisms to stimulate innovation vitality and foster a positive atmosphere encouraging participation and innovation from all employees.

As of the end of the reporting period,



Holds a cumulative total of

641 patents



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Product Excellence

WeRide is committed to providing customers and society with safe, trustworthy, intelligent solutions through autonomous driving products for diverse scenarios and rigorous quality management throughout the product lifecycle, driving the realization of a better, smarter mobility future.

Product Portfolio

Robotaxi

WeRide's robotaxi delivers safe, reliable, and efficient driverless mobility to end users. Leveraging an industry-leading technological framework across all algorithm stacks, we are the first in the world to achieve large-scale commercial operations in both China and the UAE, covering over 8 cities including Guangzhou, Beijing, Abu Dhabi, and Dubai.

By end of 2025 (From Nov. 2019), our robotaxis had completed over 2,200 days of public commercial operations on open roads, while maintaining a track record of no regulatory discipline for autonomous driving system failure, representing the highest safety performance among peers.

Safety is always our top priority. Through multi-sensor fusion technology and system-level safety redundancy design, we ensure every journey is trustworthy. Furthermore, we launched the world's first robotaxi model with a hidden B-pillar design. With a 5,018mm length and 3,100mm wheelbase, it provides spacious passenger accommodation. A maximum door opening width of 1,831mm further enhances entry/exit convenience and the ride experience, setting a benchmark of comfort in smart mobility.



WeRide robotaxi based on Geely Farizon model



WeRide robotaxi based on Nissan model

In daily operations, we effectively reduce the energy consumption of individual vehicles through measures like vehicle lightweight design and production process optimization, thereby reducing associated carbon emissions.

Energy-Saving Measures for Electric Vehicles

Hardware

- Upgrade structural parts, reduce the size and weight of original materials, improving energy efficiency for electric vehicles.
- Use integrated benches to organize wiring harnesses and sensor placement, utilizing space efficiently and reducing debugging time.
- Add remote power control functionality to enable remote shutdown during non-operating hours, thereby reducing energy consumption and conserving energy.

Software

- Standardize the sensor suite calibration process, reducing calibration time per vehicle to minute-level, minimizing the need for long-term high-performance host operation, and decreasing energy consumption.
- Enhance driving range and reduce energy consumption by improving software algorithms.

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Robobus

WeRide has conducted testing and operations in more than 40 cities globally, covering 12 countries including China, Singapore, the UAE, France, Switzerland, and Spain. Our mass-produced, pre-installed L4 robobus features a cabin design with no steering wheel or driver's cabin, with a top speed of 40 km/h. Unlike autonomous vehicles limited to enclosed areas or preset fixed routes, our robobus is capable of all-day, all-weather, and all-scenario operation on urban open roads. It can be flexibly deployed in various public and private shuttle scenarios such as campuses, scenic areas, airports, and communities. As the operator of the world's largest L4 robobus fleet with over 5 years of cumulative operational experience, we have achieved large-scale commercial application in various public transit scenarios, including public bus, BRT, and night shuttle services.

As of the end of the reporting period,

The L4 autonomous driving system reduces energy consumption per 100 kilometers by **15%**.

Built on a pre-installed mass-production platform developed in cooperation with renowned bus manufacturers, it is equipped with multiple sets of sensors including 64-line and 128-line LiDARs, HD cameras, and millimeter-wave radars. Through multi-source fusion perception technology, it achieves 360-degree blind-spot-free environmental awareness, accurately identifying lane markings, traffic signals, pedestrians, and other vehicles. Furthermore, it adopts dual-motor dual-controller architecture and a multiple-redundancy brake-by-wire system to enhance system safety and reliability. It also supports automatic charging, providing a complete solution for sustainable, large-scale robobus services.


文远知行
01 01

Yutong robobus


WeRide
文远知行

Jinlv robobus

Case: Robobus Customized Service

In 2025, WeRide, in collaboration with Guangzhou Public Transport Group and GAC Leading, introduced a 21-seat autonomous bus. It is the world's first L4 medium-capacity city bus designed for open urban roads, capable of all-weather, all-scenario driverless operation. The vehicle is equipped with our self-developed 360-degree panoramic perception system, fully redundant brake-by-wire chassis, and a high-performance computing platform, enabling safe and smooth operation on complex urban roads.

Additionally, to meet accessibility needs for the National Special Olympic Games, the vehicle is specially equipped with user-friendly features like dedicated wheelchair zones and access ramps. This fully embodies the "Technology for Good" service philosophy while showcasing advanced autonomous driving technology.



L4 Medium-Capacity City Bus Model

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Robovan

WeRide's L4 robovan focuses on end-to-end driverless intra-city logistics scenarios, aiming to improve logistics efficiency through fully unmanned solutions. Developed in partnership with leading automotive OEMs on a fully redundant chassis[3], we are promoting scaled commercial deployment in multiple markets including China and Singapore.

Our logistics vehicle products are capable of all-weather, full-chain operation. The W5 model offers a payload of 1,000kg, cargo volume of 5.5m³, and a range of 220km, meeting diverse urban logistics demands. In our commercialization journey, we were the first to receive driverless testing permits for open roads in Guangzhou's Nansha District and Huangpu District, becoming the first robovan to conduct road testing in these areas.

Building over 55 million kilometers of accumulated L4 autonomous driving mileage on public roads, we have developed an intelligent cloud control platform supporting "1-to-1" and "1-to-N" unified fleet scheduling, enabling 24/7 uninterrupted operation. In 2025, we further obtained China's first purely unmanned remote testing permit and loading test permit for logistics vehicles in urban open roads, marking a critical step forward in the commercialization and scaled application of unmanned logistics technology.

The W5 model offers a payload of **1,000**kg

cargo volume of **5.5**m^3

a range of **220**km


Robovan
无人驾驶货运车
WeRide
JTR robovan


文远知行
无人物流W5
W5 robovan

[3] Refers to the design and configuration of completely independent backup modules within critical systems or components. In the event of a primary module failure, the backup module can immediately take over, ensuring uninterrupted system operation.

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Robosweeper

WeRide's newly launched robosweeper series is equipped with a self-developed autonomous driving system and cloud control platform, achieving full process unmanned and intelligent operation. The series integrates multiple efficient cleaning technologies, including high-pressure washing, wastewater recycling, large-diameter suction, and dual-side sweeping with single-side washing. While ensuring a sweeping clean rate of over 97%, it saves 30%-50% water, improves operational efficiency by up to 100%, and supports fast charging and 24/7 continuous operation. Furthermore, through the cloud-based intelligent dispatch system, the sweeper series achieves fully automated scheduling, wake-up, dispatch, and operation/maintenance management, including automatic charging, water replenishment, sewage discharge, and parking, realizing a closed-loop unmanned and sustainable urban sanitation operation.


文远知行
无人驾驶环卫车

S3 robosweeper


无人驾驶环卫车

S5 robosweeper

Case: Robosweeper Optimization Design Reduces Energy Consumption

In 2025, WeRide, through material and process innovation, replaced key components like the battery compartment and tailgate with lightweight plastics, achieving a cumulative weight reduction of approximately 24kg. Building on this, finite element simulation technology was introduced to precisely optimize structures like the water tank and garbage bin, achieving a further weight reduction of about 37kg while maintaining strength. Through systematic structural improvements and spatial layout optimization, the vehicle achieved a cumulative weight reduction of 136kg, effectively enhancing operational efficiency and lowering energy consumption.


Water Tank Before Optimization
Water Tank After Optimization

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ADAS

Leveraging our full-stack algorithms, multi-sensor fusion technology, and large-scale public road data accumulated in the L4 autonomous driving, WeRide develops ADAS solutions for Levels 2 to 3. These cover full-scenario functions including highway, urban, and parking, delivering stable and reliable system performance under all-weather conditions. Our technology is supported by scalable software architecture, full-stack deep learning algorithms, and system designs compliant with automotive safety standards like ISO/SAE 21434, ISO 26262 and ASPICE, ensuring functional safety and quality reliability.

We have established a deep partnership with Bosch to jointly advance mass-producible ADAS solutions, successfully promoting the pre-installation and mass production of ADAS in OEM vehicle models. In terms of functional performance, our solution supports integrated driving and parking. Utilizing a "single-stage end-to-end" architecture design, it achieves a Navigation Assisted Driving availability rate of over 99%. It also possesses flexible computing power and sensor adaptation capabilities. Together, we are driving the deployment and popularization of high-level intelligent driving technology in China, creating world-leading intelligent driving products.



Case: China Urban Intelligent Driving Competition

WeRide's WRD 3.0 (one-stage end-to-end L2+ ADAS solution, formerly known as WePilot 3.0) has made history as the only four-time champion at the Second China Urban Intelligent Driving Competition, with consecutive wins at Taizhou, Wenzhou, Jinhua, and Wuhu rounds. The event's ultra-long race distance fully validated the system's reliability. By adopting a "single-stage end-to-end" architecture, we realized deep integration of perception, prediction, and planning through AI models, demonstrating highly human-like decision-making capabilities in complex road conditions. The system has now achieved mass production in multiple vehicle models from Chery and GAC, powerfully promoting the scaled adoption of L2+ high-level intelligent driving.


D1EV.COM China Intelligent Driving Competition
Four-time Consecutive Champion

Championship Vehicle Equipped with WRD 3.0

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Quality and Safety Management

WeRide always places product quality and safety first. We strictly comply with domestic and international laws and regulations, including the *Consumer Protection Law of China*, the US *Mark Wilson Act*, the *US Product Liability Law*, and others. We have developed standardized documents such as the *Autonomous Vehicle Operation Manual* and the *Fully Driverless Operation Anomaly Scenario Handling Manual*. Using ISO 26262 and IATF 16949 as the safety foundation, we have built a comprehensive quality management system spanning the entire R&D, supply chain, manufacturing, and after-sales lifecycle. We regularly engage third-party professional institutions for independent audits and certifications.

We comprehensively advance the establishment of a quality management system covering the entire product lifecycle. An independent Quality Management (QM) department is responsible for a horizontal coordination network connecting the product, manufacturing, and user ends. This strengthens end-to-end product quality design capabilities and problem-tracing mechanisms, continuously improving product development efficiency and ensuring stable and reliable quality.

Quality Closed-Loop Management Flow Chart


Quality Management
System Management
Implementation of Measures
Product Quality Management
Development Process
Design Standard
Production Standard
R&D Quality
Manufacturing Quality
Supplier Management
After-sales Quality
Design Review
Design Verification
Process Design
Process Control
Design
Process
Demand Issue
Measure Standardization
Problem Identification
Problem Solving
Problem Analysis & Countermeasures
Problem


FUNCTIONAL SAFETY CERTIFICATE OF COMPLIANCE

ISO 26262 Road Vehicles - Functional Safety Certification


Certification of Achievement
Capability Level 2

ASPICE L2 Automotive SPICE Level 2 Certification

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R&D Quality Management

We have established a risk prevention method based on Failure Mode and Effects Analysis (FMEA) to conduct upfront risk identification and assessment throughout the R&D process. A dedicated Product Validation department is responsible for hardware-software integration verification and extreme environment testing, such as functional testing and simulation testing. A full-process management mechanism covering problem tracking, assignment, handling, and closure ensures issues are effectively traced and resolved. In 2025, we standardized the development verification standards for core components, added hardware Electrostatic Discharge (ESD) testing, and completed 48 reliability tests covering multiple types of core parts. This comprehensively safeguards R&D quality from design inception to verification execution.

Supplier Quality Management

We improve the supplier quality system in accordance with the *New Supplier Qualification Procedure*. We advance the Advanced Product Quality Planning (APQP) and Production Part Approval Process (PPAP) for purchased parts to ensure delivery quality. We conduct pre-assessments of supplier capabilities and manufacturing sites, moving the quality control point forward to identify and address process variation risks. Furthermore, we promote the signing of quality agreements and change agreements with all new suppliers, clarifying mutual quality responsibilities and response timelines, continuously strengthening quality requirements for the supply chain.

Manufacturing Quality Management

WeRide has established deep partnerships with industry-leading OEMs to jointly build a quality control system covering the entire vehicle manufacturing process. During the production stage, we ensure stable and controlled manufacturing processes by implementing mechanisms such as incoming material inspection and process standardization. To achieve visualization and data-driven management of the production process, we generate standardized work instructions and structured quality documentation at key process steps and inspection points. We have also developed a company-wide quality capability enhancement plan, reinforcing quality responsibility awareness through regular training and daily management.

Quality Awareness Enhancement Plan

Pre-shift Meeting Sharing

Conduct daily pre-shift meetings where all personnel share experiences and discuss topics like process optimization, efficiency improvement, and quality assurance, continuously enhancing assembly personnel's on-site operation and problem-solving skills.

Quality Issue Review

Establish a daily quality review mechanism. Conduct specialized training for personnel related to production line defects. Disseminate lessons learned company-wide through One Point Lesson (OPL) format. Monthly analysis and company-wide alerts are issued for pressing topics, clarifying responsibility and driving problem closure.

Work Instruction Training

Conduct daily job-specific training on recent work changes to ensure standards are followed. Additionally, conduct specialized skills training to optimize fundamental work methods, improving job stability and quality consistency.

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31 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix After-Sales Quality Management We have established a standardized closed-loop handling mechanism for after-sales quality issues, defining the full-process responsibilities and norms from problem response, root cause analysis, and measure formulation to effectiveness verification and horizontal deployment. We have deployed automated tools for real-time monitoring and analysis of fleet operational health and key quality issues, enhancing the focus and efficiency of quality improvements, and continuously optimizing customer satisfaction. Furthermore, we have built a regionally customized overseas after-sales service system jointly with core OEMs, ensuring agile and efficient response and resolution to international market customer needs and product issues. In the field of intelligent driving, we have established strict quality assurance and product recall procedures. We comprehensively assess the severity, probability of occurrence, and controllability of issues using a quantitative risk matrix to determine the risk level and the necessity of a recall. A product recall assessment is initiated immediately upon occurrence of functional safety violations, Safety of the Intended Functionality (SOTIF) risks, cybersecurity vulnerabilities, regulatory non-compliance, severe degradation of core functions, or upon receipt of clear defect evidence from internal or external sources. During a recall, we precisely define the affected software/hardware versions, vehicle configurations, and production scope. We communicate promptly with users and regulatory authorities through multiple channels to ensure issues are resolved properly and transparently. Tiered Recall Mechanism High Risk Medium Risk Low Risk Disable related functions OTA (Over-the-Air Update) and notify users, while developing a permanent fix. Complete repair via scheduled OTA within a specified timeframe. Address through regular software updates.

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Operational Safety Management

We have established a safety management system covering the entire autonomous vehicle operation process. Through systematic and structured management, it ensures the safe and stable operation of vehicles under real-world conditions. This system spans the complete process of pre-event prevention, in-event control, and post-event response to ensure the safety and controllability of every operation.

Our system includes a safety officer guarantee framework. Safety officers are required to cooperate with testing tasks, take timely control in dangerous scenarios to ensure the safety of personnel and vehicles, and report risks and issues discovered during operations in real-time via the autonomous driving onboard units. This information goes directly to the engineers' backend. We have also established daily and periodic safety training for safety officers. Through daily safety briefings and monthly specialized safety training, we systematically enhance safety officers' abilities in risk identification, standardized operation, and emergency response.

Operational Safety Closed-Loop Management

Pre-event Prevention

- Define and adhere to the Operational Design Domain (ODD), ensuring operation within tested and validated environments.
- Develop a safety officer management system, building a compliant and efficient operational safeguard framework.
- Formulate the *Fully Driverless Operation Anomaly Scenario Handling Manual* to pre-position response plans and standardize procedures.

In-event Control

- Implement real-time monitoring and remote assistance functions to handle unexpected situations.
- Establish protocols for safe interaction with other road users (pedestrians, cyclists, human-driven vehicles).

Post-event Response

- Establish a sound emergency management mechanism to enhance incident response capabilities.
- Conduct orderly and efficient emergency response for various safety incidents, minimizing losses.

Target

WeRide has set a quality and safety target of >10x safer than human drivers on average.

During the reporting period, WeRide

Recorded **zero** product recalls.

Conducted over **30** large-scale quality upgrade and improvement initiatives.

Recorded **zero** regulatory discipline for autonomous driving system failure.

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33 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Quality Service WeRide ensures exceptional customer experience through an efficient tiered response mechanism and precise service delivery. Furthermore, we provide a solid foundation for customer trust and business operations by implementing a comprehensive information security governance system covering the entire data lifecycle. Customer Service In accordance with laws and regulations such as the Road Traffic Safety Law and the Emergency Response Law, WeRide has established the internal policy Service Guarantee Emergency Plan to build a responsive service system. We have implemented a tiered emergency management mechanism comprising an Emergency Leadership Group and a Response Team, supported by a 24/7 customer service center and on-site field personnel. This ensures a standardized response process can be rapidly initiated based on incident severity following an event. We have established a tiered response process. In handling customer-related abnormal events (such as order issues, service interruptions, or traffic accidents), the customer service team acts as a single point of contact, providing timely updates to customers. Remote safety officers and on-site field personnel coordinate to implement passenger transfer, vehicle dispatch, and service continuity, forming an end-to-end service guarantee system to minimize the impact on customers. We conduct specialized training and provide dedicated contacts for government and enterprise clients, creating differentiated, scenario-specific service approaches. Furthermore, individual users can submit feedback directly through the "Feedback" section in the WeRide Go App. The Company regularly tracks the progress of complaint handling from channels like websites and hotlines, forming a closed service loop to effectively protect user rights. Information Security and Privacy Protection WeRide consistently prioritizes information security and privacy protection. Centered on autonomous driving and smart mobility business scenarios, we continuously enhance our data security management system. By strengthening data classification and full-process control, improving system protection and risk prevention capabilities, and implementing data compliance and privacy protection requirements, we effectively safeguard the information security of users and partners, providing a solid foundation for digital transformation and intelligent development. Information Security WeRide strictly complies with operational local laws, regulations, and international standards, including the Cybersecurity Law of the People's Republic of China and the Emergency Response Law of the People's Republic of China. The Company has formulated internal policies such as the Information Security Management System, the End-to-End Data Security and Compliance Management System, the Data Security Strategy, and the Vehicle-to-Everything Business System Manual. These clearly define requirements for corporate cybersecurity, vehicle-to-everything maintenance and management, staffing, and emergency response. Furthermore, we have established a three-tier information security governance structure overseen by the Information Security Committee to ensure the effective execution and continuous optimization of information security strategies. Information Security Governance Structure Information Security Steering Committee Information Security Supervisory Committee (responsible for overseeing information security management) Information Security Planning Committee (responsible for developing information security strategies and plans) Information Security Working Group Execution/Emergency Working Group A cross-functional team composed of representatives from core departments such as Security, Data, and Product, dedicated to the security planning, strategy development, and daily management of information systems. Composed of administrators and operational maintenance personnel covering key IT functions such as systems, networks, applications, databases, and data centers, responsible for the formulation, release, and maintenance of policies related to security assets. We have set a target of "zero information security incidents" and incorporated information security performance into the employee assessment system. At the performance evaluation level, we validate the effectiveness of control measures through regular penetration testing and compliance audits, forming a continuously optimized management closed loop to effectively safeguard user information security and ensure compliant business operations.

WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix

Information Security Management Measures

Security Operations & Response

- Establish a systematic vulnerability management mechanism capable of timely reporting and effectively repairing identified security vulnerabilities.
- Develop comprehensive information security incident emergency response plans, clearly defining response processes and handling measures for various types of information security incidents.

Endpoint & Network Protection

- Comprehensively deploy data encryption, leakage prevention, and real-time monitoring mechanisms on office equipment, networks, and communication systems, implementing industry-standard basic security protections.
- Enable customized data leakage prevention software and specific security policies on the computer terminals of R&D personnel, strictly preventing unauthorized data access or transmission.

Data Storage Assurance

- Adopt a multi-site distributed storage architecture to ensure data redundancy and disaster recovery capabilities in the event of a disaster.

Case: Information Security Training

In 2025, the Company conducted internal training for all employees on core modules such as information security fundamentals, office security, and data security, while also actively introducing external professional resources to enhance employees' security awareness and practical skills from multiple perspectives. The training content covered data classification and grading, phishing email identification, and software usage standards, and further highlighted the seriousness and importance of information security management through real-world cases.


Table of Contents
I. Introduction to Information Security
II. Office Behavior Security
III. Data Security
IV. Security Case Sharing and Q&A
WeRide

Information Security Training Content

WeRide has obtained information security certifications including ISO 27701, ISO 27001, and ISO/SAE 21434.


TÜV NORD
CERTIFICATE
WeRide

ISO/SAE 21434 Certification


Information Security Management System Certificate
CEPREI
GUANGZHOU WERIDE TECHNOLOGY LIMITED COMPANY
IAF
CNAS

ISO 27001 Certification


TÜVNORD
证书
WeRide

ISO 27701 Certification

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WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix

Customer Privacy Protection

We strictly adhere to the principle of "No Cross-Border Data Transfer." Sensitive information such as human faces and license plates collected inside and outside vehicles undergoes desensitization. Through encrypted storage and access controls, we ensure user data is securely protected throughout its entire lifecycle.

Customer Data Management Measures

Data Collection

- Perform strict desensitization on sensitive information such as human faces and license plates collected inside and outside vehicles. Use officially designated software for encrypted masking of geographical information.

Data Transmission

- Fully adopt the HTTPS protocol with added authentication requirements to ensure end-to-end encrypted data transmission.
- Require cloud service providers to regularly conduct security assessments and vulnerability scans, and promptly provide security updates and patches to maintain transmission link security.

Data Storage

- Implement encryption for data on storage media to prevent unauthorized access or processing.
- Set strict access restrictions, ensuring offline files can only be read and used through designated specialized software and hardware systems.
- Adhere to the "No Cross-Border Data Transfer" principle, ensuring all business data is stored in local data centers recognized within the country or region of operation.

Data Access

- Deploy stringent data access control mechanisms, ensuring only authorized personnel can view and retrieve database information in a secure and compliant manner as stipulated.
- Follow the principle of minimal access. Employee access permissions are limited to the minimum necessary for their job responsibilities and require strict identity verification and authorization procedures.



As of the end of the reporting period, WeRide

Recorded **zero** major customer data privacy and security incidents.

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About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix 36

37 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Climate Change Response WeRide consistently considers Climate Change Response as a corporate responsibility, leveraging autonomous driving technological innovation to promote the green and low-carbon transition of the transportation industry. This year, the Company, with reference to the International Sustainability Standards Board (ISSB) IFRS Sustainability Disclosure standards and Part D of the Stock Exchange of Hong Kong's Environmental, Social and Governance Reporting Code, systematically built a climate management system covering the four dimensions of Governance, Strategy, Risk Management, and Metrics and Targets. This enhances our resilience to climate-related risks and actively captures market opportunities arising from low-carbon technology development. Governance Strategy To strengthen the management of climate-related risks and opportunities, the Board assumes ultimate responsibility for ESG governance. With the Corporate Governance Committee overseeing climate-related management duties, supported by cross-departmental collaboration mechanisms, the Company systematically assesses, monitors, and integrates ISSB recommendations into corporate strategy and risk management. The Board regularly reviews ESG goal progress and benchmarking, ensuring the effectiveness of resource allocation and execution. Transparent communication is maintained through regular reporting mechanisms. For more details on corporate governance, please refer to "Corporate Governance" Section of this report. To prospectively assess the potential impact of climate change on business development, WeRide has introduced climate-related scenario analysis. By simulating different scenarios, we identify climate-related risks and opportunities that could have a material impact on the Company, providing a scientific basis for autonomous driving technology R&D and commercialization strategy. For scenario setting, we refer to the Intergovernmental Panel on Climate Change (IPCC) assessment reports for physical risks and adopt scenarios from the Network for Greening the Financial System (NGFS) for transition risk analysis. The selected scenarios cover global and China-specific contexts, with time horizons set as short-term (2025–2027), medium-term (2028–2033), and long-term (2034–2050). Through scenario analysis, we can more scientifically anticipate potential changes in autonomous driving technology adoption, road testing conditions, and regulatory environments under different climate policy backgrounds. This enhances strategic resilience and decision-making foresight.

WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix

Risk List

Risk Category	Risk Description	Response Measures
Policy & Regulatory Risk	Against the backdrop of increasingly stringent global autonomous driving regulations, countries continue to upgrade requirements for testing permits, cross-border data transfer, algorithmic safety, vehicle certification, and commercial operation qualifications. Failure to respond promptly to regulatory changes may result in risks such as restricted testing scope, delays in permit acquisition, or hindered business expansion.	• We establish a global policy tracking and compliance assessment mechanism. We strengthen communication and collaboration with regulators. We proactively plan for multi-region testing and operation qualifications • We enhance the data compliance and security management system. We promote alignment with low-carbon certification and green operation standards to reduce uncertainty from policy shifts
Technology Risk	With the rapid iteration of low-carbon technologies, intelligent algorithms, and automotive-grade hardware, if progress in core algorithm capability, perception system performance, or energy efficiency improvement lags behind industry leaders, it may weaken the Company's technological advantage in autonomous driving commercialization competition.	• We continue increasing R&D investment in algorithm optimization and system integration. We improve computing power utilization efficiency and energy efficiency • We strengthen scenario-specific application capability development. We optimize testing and deployment roadmaps • We fortify core technological barriers through industry-academia-research collaboration and technology ecosystem synergy
Market Risk	Market acceptance of autonomous driving solutions is influenced by multiple factors, including macroeconomics, customer capital expenditure cycles, industry awareness, and the pace of the low-carbon transition. If customer investment in smart mobility and low-carbon transportation solutions slows, it may affect market expansion speed.	• We enhance customer education and scenario demonstration application development. We increase business model flexibility • We expand diversified cooperation models (e.g., joint operations, technology licensing, customized solutions) • We strengthen cost control and scaled deployment capabilities to improve profitability stability
Extreme Rainfall	Extreme rainfall and severe convective weather may impact testing site operations, vehicle sensor stability, and road safety conditions, increasing uncertainty risks during testing and operations.	• We establish a meteorological risk early warning mechanism and extreme weather operation response procedures • We enhance vehicle waterproofing and sensor protection design • We optimize testing site layout. We also develop operational continuity and emergency support plans to improve business resilience
Sustained Heat	Sustained high temperatures may affect battery performance stability, vehicle cooling system efficiency, and electronic component reliability, increasing the probability of system failures and posing challenges to the operational safety of autonomous vehicles.	• We optimize thermal management system design. We improve high-temperature adaptability and technical capabilities • We conduct multi-climate zone testing and validation to increase system robustness • We strengthen key component selection and durability assessment to reduce the impact of extreme climate on asset value

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WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix

Opportunity List

Transition Opportunities		
Opportunity Name	**Opportunity Description**	**Response Measures**
Market Expansion from Low-Carbon Transport Transition	Countries are accelerating the electrification of transportation and smart city initiatives. Autonomous driving technology contributes to energy utilization efficiency and supports urban carbon reduction goals by optimizing routes, reducing congestion time, and enhancing fleet scheduling efficiency.	• Strengthen product portfolio focused robobuses, robotaxis and smart logistics scenarios • Enhance cooperation with local governments and enterprise customers to promote demonstration project implementation • Incorporate energy efficiency advantages as a core indicator of product competitiveness
Cost Advantage from Energy Efficiency Optimization	Climate transition intensifies the demand for high-computing-efficiency and low-energy-consumption systems. Energy efficiency optimization of autonomous driving systems becomes a key industry competitive factor.	• Continue investing in core algorithm optimization and computing power utilization efficiency improvement • Strengthen thermal management and energy management system design • Conduct multi-scenario energy consumption testing and validation
Green Policy & Industry Support Opportunities	Within the global carbon neutrality policy framework, smart transportation and green mobility sectors receive increased policy support, financial incentives, and demonstration application resources.	• Strengthen policy trend research and compliance capability building • Actively participate in demonstration projects and standard-setting • Improve the transparency of climate-related disclosures
Green Finance & Capital Market Recognition	As ESG investment scales up, companies with low-carbon attributes and technological innovation capabilities are more likely to secure long-term capital support.	• Enhance climate-related information disclosure • Refine the ESG governance structure • Improve data transparency and risk management capabilities
Operational Stability Improvement from Climate Resilience Building	The increasing frequency of extreme weather due to climate change necessitates enhanced climate adaptation design and operational resilience management, which in turn can improve the Company's system stability and service continuity.	• Optimize vehicle thermal management and protection systems • Conduct multi-climate zone testing • Establish business continuity and emergency response mechanisms

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WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix

Risk Management

WeRide has fully integrated climate change issues into its routine enterprise risk management system. We continuously monitor macro climate trends, global regulatory changes, and industry technology evolution, systematically identifying, assessing, and managing climate-related risks faced during autonomous driving R&D, testing, and operations. A regular reporting mechanism supervised by the Board has been established. The Company has built a closed-loop management process covering identification, assessment, classification, and response, involving multiple departments for collaboration. Risks are prioritized based on likelihood and potential impact, with specific response plans developed for high-priority risks.

Risk Management Process

Risk Identification

- Identify potential impacts of transition risks and physical risks on the Company's business through climate-related scenario analysis
- Focus on identifying impacts from policy/regulatory changes, stricter energy efficiency requirements, strengthened data compliance demands, and extreme weather on testing/operational stability, based on autonomous driving business characteristics
- Continuously monitor the focus areas of global regulators, industry bodies, and investors regarding climate risk disclosure, dynamically updating the risk register

Risk Assessment

- Comprehensively assess identified climate-related risks from the dimensions of likelihood and potential impact
- Analyze the potential impact of climate risks on R&D investment, operational costs, market expansion pace, and asset value
- Distinguish between acute physical risks (e.g., extreme rainfall) and chronic physical risks (e.g., sustained heat), as well as the impact level of transition risks on the business model

Risk Prioritization

- Prioritize climate risks considering policy trends, market changes, and technology development pace
- Designate risks with significant impact on core business continuity, technology stability, and compliant operations as key focus areas
- Dynamically adjust risk levels and management priorities based on changes in risk intensity under different climate scenarios

Risk Response

- Develop targeted mitigation measures based on risk assessment results, including enhancing system energy efficiency optimization, strengthening extreme climate adaptation design, and improving data compliance management capabilities
- Formulate specific management plans for high-risk areas, incorporating them into annual operational and R&D planning
- Establish a continuous climate risk monitoring mechanism, regularly assessing risk trend changes to ensure alignment with the Company's long-term strategy

Metrics and Targets

WeRide conducts routine monitoring and accounting of direct and indirect GHG emissions from its operations. Currently, our GHG emissions primarily originate from Scope 2 emissions due to electricity consumption at fixed facilities such as offices and testing centers. The accounting of Scope 3 emissions is also being actively advanced.

WeRide 2025 GHG Emissions

Performance Metric	Unit	Data
Total GHG emissions[4]	tCO_2e	1,021.84
Scope 2 GHG emissions[5]	tCO_2e	1,021.84
GHG emission intensity	tCO_2e per million RMB	1.49

[4] WeRide does not generate "Greenhouse Gas (GHG) Scope 1" emissions, as its business model focuses on providing autonomous driving technology and operational services. The Company neither owns nor controls the vehicle fleets, production facilities, or fugitive emission sources that would generate direct emissions. Moreover, all vehicles under its operational control are new energy vehicles.

[5] The Company calculates its Scope 2 greenhouse gas emissions based on the Announcement on the Release of 2023 Power Carbon Dioxide Emission Factorsjointly issued by the Ministry of Ecology and Environment and the National Bureau of Statistics. The specific national average power carbon dioxide emission factor adopted is 0.5306 $kgCO_2/kWh$.

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WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix

Green Operations

WeRide deeply embeds the philosophy of green operations in daily business activities. Through meticulous resource use planning and green office practices involving all employees, we systematically build a low-carbon, sustainable operating model.

Energy Management

In its operations, WeRide strictly adheres to national environmental regulations such as the *Environmental Protection Law of the People's Republic of China*. Guided by internal systems such as *WeRide Environmental and Energy Management Charter*, the Company implements systematic control over energy use in vehicle operation, equipment energy consumption, and office operations. We continuously enhance environmental management performance and reduce the potential environmental impact of operations by setting quantifiable environmental targets, conducting regular internal risk reviews, and proactively cooperating with external regulatory assessments. We continue to advance the development and application of zero-emission autonomous driving technologies, achieving full electrification across our product portfolio, including robotaxi, robobus, robovan and robosweeper, among others. effectively reducing carbon emissions and contributing to environmental protection.

Additionally, when selecting an internet data center, we prioritize service providers that primarily use green power as their energy source. Compared to traditional thermal power generation, green power offers significant advantages in reducing carbon emissions and enhancing environmental friendliness. This aligns better with our company's environmental goals for sustainable development.

Energy Use by WeRide in 2025

Performance Metric	Unit	Data
Purchased Electricity	kWh	1,925,819.31

Target

WeRide has set a target to reduce electricity consumption intensity by **5%** by 2027 compared to the 2024 baseline.

Water Resource Management

WeRide highly prioritizes the sustainable use of water resources, strictly complying with laws and regulations such as the *Water Law of the People's Republic of China* and the *Regulations on Urban Water Conservation*. We systematically set water conservation targets and continuously improve water-use efficiency. A daily water monitoring mechanism covering key areas like offices and testing centers has been established. Combining regular inspections with random checks, we monitor water usage in real-time and provide early warnings for anomalies. Sensor-activated water outlets are installed to achieve intelligent water control. Concurrently, we continuously strengthen all employees' awareness of water conservation through routine communications, systematically improving overall water-use efficiency and green operational standards.

Water Resource Utilization by WeRide in 2025

Performance Metric	Unit	Data
Total Water Consumption	Cubic meters	10,336.88
Water Consumption Intensity	Cubic meters per million RMB	15.10

Target

WeRide has set a target to reduce water consumption intensity by **5%** by 2027 compared to the 2024 baseline.

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WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix

Emissions Management

WeRide strictly adheres to domestic and international relevant laws and regulations, including the *Environmental Protection Law of the People's Republic of China*, the *Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste*, the *Water Pollution Prevention and Control Law of the People's Republic of China*, as well as the US *Solid Waste Disposal Act* and the *Federal Water Pollution Control Act*. Internally, the Company has established and implements a waste and wastewater management system covering the entire process, centered on the "3R" principle (Reduce, Reuse, Recycle). We systematically improve resource use efficiency and fulfill our environmental protection responsibility by developing specialized management policies, strengthening process standards, and promoting waste segregation and recycling.

Waste Generated by WeRide in 2025

Wastewater Management	All operational sites are equipped with wastewater treatment facilities. Domestic sewage undergoes pre-treatment to ensure water quality meets national or local discharge standards before being handed over to qualified contractors for further treatment and compliant discharge. Direct discharge of untreated wastewater into natural water bodies is strictly prohibited.
General Waste	Continuously promote waste reduction at source and segregated recycling. Standardize the management of ordinary waste generated during office and operational activities, actively advocate for resource circulation.
Hazardous Waste	Implement specialized management for hazardous waste such as used vehicle parts, waste oils/fluids, and power batteries. Designated storage areas are established for centralized temporary storage. All such waste is entrusted to qualified, compliant contractors for safe collection, transportation, and disposal.

WeRide 2025 Waste Generation

Performance Metric	Unit	Data
Total Non-hazardous Waste Produced	Tons	15.36
Non-hazardous Waste Intensity	Tons per million RMB	0.02


003
注意 车距
WeRide Robosweeper

Target

WeRide has set a target to reduce waste discharge intensity by **5%** by 2027 compared to the 2024 baseline.

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43 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Green Office WeRide actively promotes green office and low-carbon operational management, integrating low-carbon and environmental concepts into office space development, continuously improving energy efficiency and management to support corporate green innovation and sustainable development. We prioritize leasing spaces that have obtained green building certifications or are equipped with energy-saving facilities. The park housing our headquarters features the first underground water reclamation facility in China, and our Nanjing office has received the National Two-Star Green Building Certification. In daily operations, the Company continuously raises employees' energy-saving awareness and advocates for green work habits through environmental training and notices. During the reporting period, we continue to optimize green office mechanisms, effectively reducing operational energy consumption through a series of measures such as promoting paperless meetings, using energy-efficient equipment, and waste segregation, jointly building a low-carbon, sustainable office environment with all employees. In our procurement of office supplies, we strictly follow green procurement principles, purchasing minimal paper-based external packaging only when necessary, reducing office waste at the source. Green Office Measures Resource Conservation Employee Awareness Building Fully adopt LED lighting and prioritize the use of natural daylight to reduce lighting energy consumption. Strictly enforce "Power off when leaving," requiring employees to turn off lights and office equipment when leaving to avoid standby power consumption. Scientifically control air conditioner operating hours and temperature settings to improve energy use efficiency. Promote double-sided and black & white printing to reduce paper consumption. Encourage employees to use reusable tableware, reducing single-use items. Optimize elevator operation strategies for energy savings through floor/operation time restrictions and quantity control. Provide employees with fully electric autonomous shuttle buses and charging facilities, encouraging green commuting. Actively promote the use of public transportation, reducing the frequency of private car use. Encourage employees on lower floors to use stairs. Post water conservation signs at sinks in the pantry. Display "Turn off lights" reminders in office areas.

44 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix

45 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Employee Rights Protection The Company has always emphasized the protection of employees' rights and interests and promotion of talent development from strategic perspective. By building a legal, compliant and smoothly communicated employment environment, the Company protects the legitimate rights and interests of employees and supports their all-round growth, laying a solid talent foundation for the Company's sustainable development. Compliant Employment WeRide regards compliant employment as the cornerstone for safeguarding employee rights. We strictly adhere to the laws and regulations of the locations where we operate, including the Labor Law and the Labor Contract Law of the People's Republic of China, and the Fair Labor Standards Act of the United States. We have established internal policies such as the Employee Handbook and the Anti-Sexual Harassment Policy to systematically build a compliant management system. The Company explicitly prohibits the use of child labor and any form of forced labor, and embeds human rights due diligence into business processes such as supplier management to eliminate compliance risks at the source. In 2025, the Company recorded zero incidents of child labor or forced labor. Compliant Employment Management System The Company has established a clear mechanism for handling violations. Upon identifying potential non-compliant employment situations, such as inconsistent identity information or unlawful hiring conditions, the Company immediately initiates an investigation. Depending on the severity, measures such as discussions and orders for rectification within a stipulated timeframe are taken. For confirmed violations, corrective actions and disciplinary measures are enforced according to relevant policies, and accountability is pursued. Concurrently, the Company conducts regular compliance training for all employees covering key areas such as anti-discrimination, anti-harassment, and occupational health and safety. This strengthens employees' compliance awareness and behavioral standards, collectively fostering a fair, healthy, and harmonious workplace. The Human Resources department rigorously verifies identity documents and work permits during employee onboarding to ensure the legality and compliance of qualifications such as age. All job assignments are based solely on business needs and individual capabilities. Transparent evaluation processes ensure optimal role fit. We engage in full communication with employees regarding job responsibilities and compensation packages to reach mutual agreement. The Company is committed to providing equal opportunities to all candidates during recruitment and strictly prohibits any form of discrimination based on gender, ethnicity, nationality, disability, religion, age, marital status, or other protected characteristics. Strict Onboarding Verification Diversity and Inclusion Fair Position Management

46 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Employee Recruitment Regarding talent management and employment practices, WeRide adheres to the "Open Recruitment, Equal Competition, and Merit-Based Selection" hiring principle. We are dedicated to building a diversified and sustainable talent acquisition system. With a global vision, WeRide attracts top-tier talent. Supported by an industry-competitive compensation structure and a systematic recruitment mechanism, we continuously enhance our capacity to attract and retain high-end technical talent. This provides solid support for the continuous innovation of autonomous driving technology and global business expansion. The Company strictly follows labor laws and regulations in its regions of operation, ensuring a fair and transparent recruitment process free from any form of discrimination. Hiring decisions for all positions are based primarily on business needs and individual capabilities, achieving precise talent-to-role alignment. To systematically advance talent acquisition, WeRide has established a multi-level, cross-channel recruitment system. Leveraging multiple channels including mainstream job portals, industry-specific technology communities, and executive headhunting, the Company broadly attracts professional and technical talent that aligns with its culture and job requirements. Furthermore, to strengthen future talent pipelines, WeRide has launched the "WeStar Program" and the "Elite Program." These initiatives target fresh graduates from top global universities and young professionals within three years of graduation, aiming to attract and cultivate well-rounded talent with both technical leadership and a sense of social responsibility from the early stages of their careers. Additionally, the Company has established an internal referral incentive program and a Campus Ambassador program. We maintain long-term cooperation with career service centers at numerous universities, forming stable and orderly talent supply channels. In terms of university-enterprise collaboration, in 2025, WeRide hosted a series of campus roadshows and technology open day events at universities including Peking University, Tsinghua University, and Shanghai Jiao Tong University. Through activities such as office tours and technical exchange sessions, we enhanced potential candidates' understanding and recognition of the Company. Tsinghua University Roadshow Shanghai Office Sharing Session WeRide's global employees 3,801 As of the end of 2025 Employee Compensation and Benefits WeRide has established a comprehensive compensation and benefits system, providing employees with industry-competitive pay and diversified welfare offerings. This continuously enhances the stability and engagement of our talent team, laying a solid foundation for the Company's long-term innovation and sustainable development. The Company insists on equal opportunity in compensation. All compensation decisions are made without discrimination based on race, gender, color, national origin, ethnicity, religion, or disability status. To ensure internal fairness and external competitiveness, the Company has established a regular compensation review mechanism. We periodically evaluate and optimize our compensation system to ensure it aligns with job content, performance, and market dynamics. Compensation Structure Determined comprehensively based on job value, market benchmarks, and individual capability, providing stable income security. Incentive plans linked to Company performance and individual contribution, including annual bonuses and project-based incentive bonuses. The Company has introduced an Employee Stock Ownership Plan (ESOP), deeply aligning employee interests with the Company's long-term development and allowing employees to share in the Company's growth. Base Salary Performance Bonus Long-term Incentives 46

47 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Beyond providing a competitive compensation structure, the Company equally values comprehensive care for employees. We have built a full-range benefits system covering employee physical and mental health, and work-life balance. This supports employees' healthy lives and long-term development, enhances their satisfaction and sense of belonging, and achieves mutual development for the enterprise and its employees. Benefits and Care Badminton Club Participating in Huangpu District "Staff Badminton Competition" Complimentary Daily Meals 2025 Family Day Employee Communication In the realm of employee relations and communication management, WeRide has established open and transparent employee communication mechanisms. This ensures employees' voices are fully heard and effectively translated into drivers for the Company's continuous improvement, laying a solid foundation for a healthy, inclusive, and efficient workplace environment. The Company has built a diversified communication matrix, including regular all-hands meetings, management seminars, team discussions, and online communication platforms. Through the all-hands meeting mechanism, the Company widely and anonymously solicits questions from employees, filters for the highly-concerned topics, and engages in real-time Q&A and communication on issues employees care about, such as Company strategy, business development, and employee concerns. While ensuring smooth routine communication, the Company has established formal feedback and complaint channels. Employees can consult or lodge complaints regarding working conditions, labor relations, or other relevant issues through designated channels such as their direct supervisor or the Human Resources department. The Company has defined principles and timelines for handling such feedback, ensuring grievances are assigned to dedicated personnel for objective investigation and timely follow-up to facilitate constructive resolutions. Furthermore, the Company regularly conducts employee opinion surveys to systematically gather feedback on work experience, management effectiveness, and cultural atmosphere. The analysis results are used to drive management improvements and policy optimization, forming a "Listen-Feedback-Improve" closed-loop. Regarding employee organization development, the Company highly values and actively supports the establishment of labor unions, which play a significant role in major decisions concerning employees' vital interests. The Company maintains close communication with labor unions through regular meetings, email announcements, and other channels, ensuring employees' concerns are effectively expressed and addressed. Health and Safety Security Life Balance and Support Leave System Corporate Culture and Team Building Long-term Income Security Statutory social insurance and housing fund, supplementary commercial medical insurance, global travel assistance, and occupational protection for specific roles Flexible work arrangements, provision of complimentary daily meals, snacks and beverages, Employee Assistance Program (EAP), festival care and team-building funds Diverse types of leave including paid annual leave, paid sick leave, marriage leave, maternity leave, paternity leave, and breastfeeding leave Anniversary celebrations, Family Day, annual galas, various employee interest clubs, participation in internal and external competitions/events, and anniversary gifts Financial security measures such as supplementary pension insurance and pre-tax benefit policies

WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix

Employee Training and Development

WeRide has established a systematic training mechanism covering the entire career lifecycle of employees and a dual-track career level system. This continuously enhances employees' comprehensive qualities and professional capabilities, deeply integrates talent growth with Company strategy, and provides strong support for sustained innovation and business growth.

Diversified Training

WeRide views employee growth as a core driver of the Company's development. We have established a comprehensive training and development mechanism. Centered on the entire employee career cycle, we integrate high-quality internal and external resources to design and implement diversified training programs. This systematically improves employees' professional skills, business understanding, and cultural identity, driving continuous progress for both individuals and the organization.

Training System

Type	Content and Focus
New Employee Orientation Training	Systematically introduces the Company's mission, vision, values, core technologies, business layout, HR policies, information security, and code of conduct to help new employees integrate quickly and perform their roles effectively. Held monthly, with sessions led by the CEO, core Tech Leads, and department heads.
Campus Hire Training Program	An intensive program for fresh graduates, focusing on introductions to tech teams, implementation of core technical solutions, and discussions on classic research papers. Accelerates campus hires' understanding and identification with the Company's technological roadmap, ensuring a smooth transition from campus to workplace.
Information Security Specialized Training	Educates all employees on information security policies, common vulnerabilities, and risk prevention knowledge, enhancing overall security and compliance awareness. Courses are offered in both Chinese and English versions to ensure global team coverage.

Furthermore, WeRide has established a "Mentor" coaching mechanism, pairing all new hires with experienced employees. Through pre-project participation, daily guidance, and regular feedback, this mechanism helps new employees efficiently master job skills, achieve effective integration and rapid growth, promotes internal knowledge transfer and talent echelon development, and provides stable support for the Company's development and innovation.



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About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Employee Performance and Promotion Regarding employee development and career growth, WeRide continuously refines performance evaluation and promotion management mechanisms. The Company has built a two-dimensional evaluation system based on competency models and guided by performance outcomes. It incorporates comprehensive considerations of job competency, professional capability, and value creation results, providing a clear basis for employees' fair development and promotion. According to the Performance Management Policy, the Company conducts bi-annual performance evaluations for all employees. The process covers goal setting, dynamic adjustment, performance assessment, and performance review/coaching conversations, forming a management closed-loop. This process is efficiently implemented via the Feishu Performance Platform, going through multiple stages including employee self-assessment, 360-degree feedback, supervisor evaluation, departmental calibration, and corporate calibration. The final evaluation results are reviewed and confirmed by the CEO. Furthermore, the Company has established a dual-track promotion system encompassing Professional (P) and Management (M) tracks, providing clear and fair growth paths for employees with different expertise and development aspirations. This ensures that both technical talent and management talent receive full value recognition and sustainable development space within the organization. Regarding internal talent mobility and deployment, the Company implements the "Fluid Talent Program" to actively optimize internal talent resource allocation. This quickly responds to the Company's important and urgent staffing needs, achieving the dual objectives of efficient talent-to-role matching and employee career growth, while providing employees with a broad platform for cross-functional experience and potential realization. Dual-Track Promotion System P Track M Track Through systematic, diversified, and clearly-channelled talent development mechanisms, WeRide safeguards employees' fair development and career growth, strongly supports the Company's continuous evolution and long-term talent retention, and builds a solid and resilient foundation for the Company to achieve long-term sustainable development. 100% of employees were subject to regular performance and career development evaluations During the reporting period, For professional technical staff. Promotion assessment is primarily based on the depth of professional knowledge, accumulation of work experience, and proficiency in professional skills. For management personnel. Promotion assessment, while considering professional knowledge, experience, and skills, additionally and heavily evaluates candidates' management capabilities and the willingness and effectiveness in undertaking management responsibilities. 49

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Occupational Health and Safety

WeRide strictly complies with national and local laws and regulations, including the *Labor Law of the People's Republic of China*, the *Law of the People's Republic of China on the Prevention and Control of Occupational Diseases*, and the *Measures for the Administration of Occupational Health Examinations*. We continuously improve our occupational health and safety management system, establishing systematic prevention mechanisms to minimize safety incident risks and provide comprehensive safety safeguards for employees.

Regarding health and safety safeguards, WeRide fully considers the legal environments and cultural differences across different operational regions, establishing localized and differentiated employee health support systems. For employees in China, the Company conducts regular safety training, provides supplementary commercial medical insurance, equips 100% of office spaces with occupational health protection facilities such as height-adjustable desks and dual-monitor setups, and regularly organizes employee health check-ups to systematically prevent occupational disease risks. In overseas operational locations, the Company, in accordance with local regulations and healthcare systems, establishes cooperation mechanisms with local medical and health service institutions. This provides employees with benefits like care cost reductions and specialized health support services, strengthening employee protection levels. Concurrently, the Company proactively invited the U.S. Occupational Safety and Health Administration (OSHA) to conduct a random safety assessment of the office in San Jose. This leverages a third-party perspective to strengthen workplace safety controls and continuously improve global workplace safety management standards.

The Company organizes company-wide safety training on a quarterly basis, consistently enhancing employees' health and safety awareness. For specific roles such as safety officers, the Company formulates detailed safe operating procedures and provides specialized guidance to ensure they are fully protected while performing their duties, further solidifying the foundation for all employees' occupational health and operational safety.

Indicator	Unit	2023	2024	2025
Number of fatal work-related accidents	/	0	0	0



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51 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix

WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix

Supply Chain Management

WeRide is committed to building a responsible and sustainable supply chain. We have established a refined management system covering the entire lifecycle of suppliers to ensure the supply chain meets high standards in quality, cost, delivery, and compliance, and develops in synergy with the Company's core values.

Supplier Onboarding Standards

WeRide has formulated management policies such as the *WeRide Supply Chain Procurement Management Policy* and the *WeRide Supplier Management Policy*, deeply integrating business ethics, compliance, and environmental and social responsibility requirements into the supplier onboarding process. We identify potential suppliers through multiple channels including industry exhibitions, online platforms, and partner referrals, and execute rigorous screening and evaluation.

Dimensions for Onboarding Evaluation Process

Qualification and Capability Review	Systematically evaluates suppliers' quality systems, technical capabilities, delivery assurance, financial status, and industry reputation.
Compliance and ESG Screening	Considers whether suppliers possess relevant management system certifications such as ISO 14001 and ISO 45001. Concurrently, we proactively screen suppliers using professional tools against compliance risks including international sanctions, trade controls, etc. We also require suppliers to sign a code of conduct commitment containing clauses on anti-corruption and anti-commercial bribery.
On-site Audit and Sample Confirmation	For key materials related to R&D and production, the Company organizes supply chain, quality, and technical departments to conduct on-site inspections and sample testing to ensure their actual capabilities meet requirements.

Supplier Assessment Management

We implement dynamic, quantifiable performance management for suppliers. A supplier rating framework has been established to conduct regular assessments of ongoing suppliers.

Assessment Dimension	Evaluation Focus
Quality	Conformity of goods/services to requirements, proportion of non-conforming products
Cost	Comprehensive cost competitiveness, including price, defective product handling, communication, and operational costs
Delivery	On-time delivery rate, timeliness and transparency of delivery date change communication
Service	Service response speed, timeliness of technical support, communication attitude, and contract fulfillment
ESG and Compliance	Compliance performance in business ethics, labor practices, environmental management, etc.

The Company deeply integrates supplier assessment results with procurement strategies, implementing tiered management based on performance. This encompasses various management measures ranging from prioritized cooperation, urged improvement, restricted cooperation, to initiating exit procedures.

Based on regular performance assessment results, a supplier's exit procedure is triggered if it consistently underperforms with ineffective remediation, or commits serious violations of business ethics such as corruption, forced labor, or severe environmental pollution. The Supply Chain Department leads a comprehensive review with other relevant departments. After the exit decision is confirmed, an orderly process is followed to complete order closure, financial settlement, and information removal, ensuring the exit process is standardized, smooth, and risk-controlled.

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About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Supply Chain Risk Assessment and Response Supply Chain Capacity Building The Company has established a routine supply chain risk assessment mechanism to proactively identify and address potential risks. The Company has established systematic onboarding training for new employees, covering procurement processes, supplier management, anti-commercial bribery policies, and basic ESG requirements. This helps employees deeply understand the concepts of compliant supply chain operations and sustainable development. Furthermore, through regular weekly departmental meetings, we conduct practical training for all staff on market dynamics analysis, risk identification, and policy interpretation. This continuously enhances the procurement team's professional judgment, rapid response, and problem-solving abilities. Additionally, the Company regularly organizes thematic training on topics such as export control regulations, granular cost analysis, and the application of digital supply chain tools. We also actively promote cross-departmental collaboration and joint training with suppliers to enhance whole-chain synergy efficiency. Regarding green procurement, the Company adheres to the principle of energy conservation. We plan to improve management efficiency by implementing an inventory management system to replace paper-based management. We prioritize selecting data center locations primarily powered by green energy, systematically reducing the environmental impact of supply chain activities. Operational and Continuity Risk Compliance and Trade Risk ESG Risk Through weekly "R&D-Production-Procurement-Sales" meetings, teams cross departments collaborate to monitor operational risks such as raw material supply, logistics, and production capacity, and develops contingency plans. Faced with potential fluctuations in key supplies, the meeting mechanism prompts teams to preemptively secure alternative suppliers or adjust design plans. Regarding external compliance risks like export controls and economic sanctions, the Company screens suppliers and regularly engages external legal experts to provide specialized training for employees in procurement, R&D, and related functions, enhancing the team's risk identification and response capabilities. The Company integrates environmental and social risks into the supplier onboarding and assessment scope, focuses on suppliers' environmental performance, labor rights, etc., and encourages them to improve their sustainability management practices. 53

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Social Contribution

WeRide advances its corporate social responsibility by leveraging its autonomous driving technologies to support a range of public welfare and volunteer initiatives, bringing the benefits of these advanced technologies to broader communities.

Case: Technology Enlightenment for Youth from Daliangshan

In August 2025, WeRide collaborated with the Fanhua Public Welfare Foundation to invite Yi ethnic students from Meigu County, Sichuan's Daliangshan region, to visit the Guangzhou headquarter office. Engineers used anthropomorphic metaphors like eyes, ears, and brain to explain the principles of autonomous driving. Interactive formats such as immersive experiences in robobuses and robotaxis were organized, opening a window to technology for the children and sparking their aspirations and curiosity for the future. This activity allowed the children to intuitively feel the charm of frontier technology and planted the seeds of science in their hearts.



Technology Enlightenment Activity for Youth from Daliangshan

Case: "Bus of Wishes" for Youth with Intellectual Disabilities

In June 2025, WeRide launched the "Bus of Wishes" public welfare initiative in cooperation with The Ascott Limited and the Guangzhou Yang'ai Special Children Parent Club. A robobus was transformed into a "Bus of Wishes" carrying hopes. The activity invited youth with intellectual disabilities to experience independent travel accompanied by volunteers. Through a fun, interactive classroom session that popularized knowledge about autonomous driving, the activity aimed to help them enhance their social adaptation skills and build confidence.


WeRide
文远知行
WeRide

The Wishing Bus

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Case: Winter Warmth Public Welfare Activity for Sanitation Workers

In January 2025, WeRide conducted a Winter Warmth activity on Guangzhou Bio-island. Nearly 20 sanitation workers were invited to take a tour on an autonomous driving "Good Fortune Special Ride." Interactive sessions were set up inside the vehicle, including writing the character 'Fu' for good fortune, drawing fortune slips, and receiving lucky bags, to express gratitude to these "city beauticians." During the activity, the sanitation workers also shared their experiences working alongside WeRide's robosweepers. They noted that the technology effectively reduced their workload, especially enhancing safety and efficiency during harsh weather conditions.



Winter Warmth Public Welfare Activity for Sanitation Workers

Case: WeRide US Office Charity Sale for Stray Animal Rescue

In 2025, WeRide initiated a charity sale for stray animal rescue at its US office. Employees were encouraged to donate their idle personal items, which were then sold through an internal auction. All proceeds from the event were used to purchase pet food, donated to a local animal shelter to provide tangible care and warmth to stray animals. This activity practiced public welfare in an innovative format, enhancing team cohesion and demonstrating the social responsibility of WeRide's employees and the humane warmth of technology for good.


WeRide · Robobus · WeRide
Enter a world of 100,000 marine animals

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Appendix

ESG Performance Table

Environmental Key Performance Indicator Table

Indicators	Unit	2025
Emissions		
Total GHG emissions[6]	tCO_2e	1,021.84
GHG emissions intensity	tCO_2e per million RMB	1.49
Scope 2 emissions	tCO_2e	1,021.84
Waste		
Total amount of non-hazardous waste generated	Tons	15.36
Non-hazardous waste generation intensity	Tons per million RMB	0.02
Use of Resources and Energy		
Purchased electricity	kWh	1,925,819.31
Total water consumption	m^3	10,336.88
Water intensity	m^3 per million RMB	15.10
Environmental compliance		
Number of environmental violations	Time(s)	0

Social Key Performance Indicator Table

Indicators			Unit	2025
Employment				
Number of employees	Total number of employees		Person(s)	3,801
	By employment type	Full-time	Person(s)	3,661
		Part-time	Person(s)	140
	By gender	Male	Person(s)	2,167
		Female	Person(s)	1,634
	By employee category	R&D engineering	Person(s)	829
		R&D data processing	Person(s)	2,694
		Operations	Person(s)	79
		Sales and marketing	Person(s)	103
		General management and administration	Person(s)	96
	By age	Under 30 years of age	Person(s)	2,834
		31-50 years old	Person(s)	951
		50+ years old	Person(s)	16
	By region	Chinese mainland	Person(s)	3,668
		Other countries and regions	Person(s)	133
Employee turnover	Total employee turnover		Person(s)	340

[6] WeRide does not generate "Greenhouse Gas (GHG) Scope 1" emissions, as its business model focuses on providing autonomous driving technology and operational services. The Company neither owns nor controls the vehicle fleets, production facilities, or fugitive emission sources that would generate direct emissions. Moreover, all vehicles under its operational control are new energy vehicles.

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Indicators			Unit	2025
Employee turnover	By gender	Male	Person(s)	244
		Female	Person(s)	96
	By age	Under 30 years of age	Person(s)	245
		31-50 years old	Person(s)	94
		50+ years old	Person(s)	1
	By region	Chinese mainland	Person(s)	268
		Other countries and regions	Person(s)	72
Employee turnover rate [7]	Employee turnover rate		%	30.71
	By gender	Male	%	26.96
		Female	%	47.52
	By age	Under 30 years of age	%	44.71
		31-50 years old	%	17.12
		50+ years old	%	10.00
	By region	Chinese mainland	%	27.52
		Other countries and regions	%	54.14
Number of newly hired employees	Total number of newly hired employees		Person(s)	600
	By gender	Male	Person(s)	450
		Female	Person(s)	150

Indicators			Unit	2025
Health and Safety				
Employee health and safety	Number of work-related injuries		Person(s)	0
	Number of work-related fatalities		Person(s)	0
	Rate of work-related fatalities		%	0
	Lost days due to work injury		Days	0
Training and Development				
Number of employees trained	Total number of employees trained		Person(s)	1,258
	By gender	Male	Person(s)	1,007
		Female	Person(s)	251
	By employee category	R&D (engineering+data processing)	Person(s)	1,001
		Operations	Person(s)	74
		Sales and marketing	Person(s)	98
		General management and administration	Person(s)	85
Percentage of employees trained	Percentage of employees trained		%	33.10
	By gender	Male	%	80.05
		Female	%	19.95
	By employee category	R&D (engineering+data processing)	%	79.57
		Operations	%	5.88

[7] The scope of the employee turnover rate is determined in line with the Company's internal management assessment criteria and covers employees within its core business operations.

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58 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Indicators Unit 2025 Percentage of employees trained By employee category Sales and marketing % 7.79 General management and administration % 6.76 Employee training hour Total employee training hours Hour(s) 9,754 By gender Male Hour(s) 7,608 Female Hour(s) 2,146 By employee category R&D (engineering+data processing) Hour(s) 8,779 Operations Hour(s) 325 Sales and marketing Hour(s) 345 General management and administration Hour(s) 305 Average training hours completed per employee Average total training hours completed per employee Hour(s) 2.57 By gender Male Hour(s) 3.51 Female Hour(s) 1.31 By employee category R&D (engineering+data processing) Hour(s) 2.49 Operations Hour(s) 4.11 Sales and marketing Hour(s) 3.35 General management and administration Hour(s) 3.18 Indicators Unit 2025 Supply Chain Management Total number of suppliers / 172 By geographical region Chinese mainland / 172 Other countries and regions / 0 By supplier type Productive / 150 Non-productive / 22 Product Liability Percentage of total products sold or shipped subject to recalls for safety and health reasons % 0 Complaints related to products and services / 0 Anti-corruption Number of corruption-related litigation cases concluded / 0 Hours of anti-corruption training for directors and employees Hour(s) 2.8 Community Investment The total amount of public welfare activities/donations invested RMB 43,830

WeRide 文远知行 | About the Report | About WeRide | Message from the CEO | Sustainability Management | Compliance & Governance for Sustainable Growth | Technology & Innovation for Future Mobility | Green Development for a Low-Carbon Future | People & Talent for Shared Growth | Value Co-creation for Sustainable Development | Appendix

Reporting Standard Indexes

Hong Kong Stock Exchange's *Environmental, Social and Governance Reporting Code*

Subject Areas, Aspects, General Disclosures and KPIs			Corresponding Chapter
A: Environmental			
Aspect A1: Emissions	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.		Climate Change Response Green Operations
Aspect A1: Emissions	KPI A1.1	The types of emissions and respective emissions data.	Climate Change Response
Aspect A1: Emissions	KPI A1.2	[Repealed 1 January 2025]	Green Operations
Aspect A1: Emissions	KPI A1.3	Total hazardous waste produced (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Green Operations
Aspect A1: Emissions	KPI A1.4	Total non-hazardous waste produced (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Green Operations
Aspect A1: Emissions	KPI A1.5	Description of emission target(s) set and steps taken to achieve them.	Green Operations
Aspect A1: Emissions	KPI A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Green Operations
Aspect A2: Use of Resources	General Disclosure Policies on the efficient use of resources, including energy, water and other raw materials.		Climate Change Response Green Operations
Aspect A2: Use of Resources	KPI A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	Appendix: Environmental Key Performance Indicator Table
Aspect A2: Use of Resources	KPI A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Appendix: Environmental Key Performance Indicator Table
Aspect A2: Use of Resources	KPI A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	Climate Change Response
Aspect A2: Use of Resources	KPI A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Green Operations
Aspect A2: Use of Resources	KPI A2.5	Total packaging material used for finished products (in tons) and, if applicable, with reference to per unit produced.	Not applicable[8]
Aspect A3: The Environment and Natural Resources	General Disclosure Policies on minimising the issuer's significant impacts on the environment and natural resources.		Green Operations
Aspect A3: The Environment and Natural Resources	KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Green Operations

[8] The "external packaging" mentioned in this report is not subject to weight calculation. This is because the Company's business model focuses on autonomous driving services and does not involve the production, packaging, or logistics distribution of physical products, nor does it directly use or generate such materials.

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Subject Areas, Aspects, General Disclosures and KPIs			Corresponding Chapter
Aspect A4: Climate Change	[Repealed 1 January 2025]		Climate Change Response
	KPI A4.1	[Repealed 1 January 2025]	Climate Change Response
B. Social			
Employment and Labor Practices			
Aspect B1: Employment	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hour(s), rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.		Employee Protection
	KPI B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	Appendix: Social Key Performance Indicator Table
	KPI B1.2	Employee turnover rate by gender, age group and geographical region.	Appendix: Social Key Performance Indicator Table
Aspect B2: Health and Safety	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.		Employee Training and Development
	KPI B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Appendix: Social Key Performance Indicator Table
	KPI B2.2	Lost days due to work injury.	Appendix: Social Key Performance Indicator Table
	KPI B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	Employee Training and Development
Aspect B3: Development and Training	General Disclosure Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.		Employee Training and Development
	KPI B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Appendix: Social Key Performance Indicator Table
	KPI B3.2	The average training hours completed per employee by gender and employee category.	Appendix: Social Key Performance Indicator Table
Aspect B4: Labor Standards	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.		Employee Protection
	KPI B4.1	Description of measures to review employment practices to avoid child and forced labor.	Employee Protection
	KPI B4.2	Description of steps taken to eliminate such practices when discovered.	Employee Protection

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Subject Areas, Aspects, General Disclosures and KPIs			Corresponding Chapter
Operations			
Aspect B5: Supply Chain Management	General Disclosure Policies on managing environmental and social risks of the supply chain.		Supply Chain Management
	KPI B5.1	Number of suppliers by geographical region.	Appendix: Social Key Performance Indicator Table
	KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Supply Chain Management
	KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Supply Chain Management
	KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Supply Chain Management
Aspect B6: Product Liability	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.		Product Excellence Quality Service
	KPI B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Product Excellence
	KPI B6.2	Number of products and service related complaints received and how they are dealt with.	Quality Service
	KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	Product Excellence
	KPI B6.4	Description of quality assurance process and recall procedures.	Product Excellence
	KPI B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	Quality Service
Aspect B7: Anti-corruption	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.		Business Ethics
	KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Appendix: Social Key Performance Indicator Table
	KPI B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	Business Ethics
	KPI B7.3	Description of anti-corruption training provided to directors and staff.	Business Ethics
Communities			
Aspect B8: Community Investments	General Disclosure Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.		Social Contribution
	KPI B8.1	Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport).	Social Contribution
	KPI B8.2	Resources contributed (e.g. money or time) to the focus area.	Appendix: Social Key Performance Indicator Table

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Climate-related Disclosures

Climate-related Disclosures		Corresponding Chapter
Governance		
19.(a) the governance body(s) (which can include a board, committee or equivalent body charged with governance) or individual(s) responsible for oversight of climate-related risks and opportunities.		ESG Governance Climate Change Response
(i)	how the body(s) or individual(s) determines whether appropriate skills and competencies are available or will be developed to oversee strategies designed to respond to climate-related risks and opportunities;	Climate Change Response
(ii)	how and how often the body(s) or individual(s) is informed about climate-related risks and opportunities;	Climate Change Response
(iii)	how the body(s) or individual(s) takes into account climate-related risks and opportunities when overseeing the issuer's strategy, its decisions on major transactions, and its risk management processes and related policies, including whether the body(s) or individual(s) has considered trade-offs associated with those risks and opportunities;	Climate Change Response
(iv)	how the body(s) or individual(s) oversees the setting of, and monitors progress towards, targets related to climate-related risks and opportunities , including whether and how related performance metrics are included in remuneration policies; and	Climate Change Response
19.(b) management's role in the governance processes, controls and procedures used to monitor, manage and oversee climate-related risks and opportunities.		Climate Change Response

Climate-related Disclosures		Corresponding Chapter
(i)	whether the role is delegated to a specific management-level position or management-level committee and how oversight is exercised over that position or committee; and	Climate Change Response
(ii)	whether management uses controls and procedures to support the oversight of climate-related risks and opportunities and, if so, how these controls and procedures are integrated with other internal functions.	Climate Change Response
Strategy		
Climate-related risks and opportunities		
20.(a) describe climate-related risks and opportunities that could reasonably be expected to affect the issuer's cash flows, its access to finance or cost of capital over the short, medium or long term;		Climate Change Response
20.(b) explain, for each climate-related risk the issuer has identified, whether the issuer considers the risk to be a climate-related physical risk or climate-related transition risk;		Climate Change Response
20.(c) specify, for each climate-related risk and opportunity the issuer has identified, over which time horizons – short, medium or long term – the effects of each climate-related risk and opportunity could reasonably be expected to occur; and		Climate Change Response
20.(d) explain how the issuer defines 'short term', 'medium term' and 'long term' and how these definitions are linked to the planning horizons used by the issuer for strategic decision-making.		Climate Change Response

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Climate-related Disclosures		Corresponding Chapter
Business model and value chain		
21.(a) a description of the current and anticipated effects of climate-related risks and opportunities on the issuer's business model and value chain; and		Climate Change Response
21.(b) a description of where in the issuer's business model and value chain climate-related risks and opportunities are concentrated (for example, geographical areas, facilities and types of assets).		Climate Change Response
Strategy and decision-making		
22.(a) information about how the issuer has responded to, and plans to respond to, climate-related risks and opportunities in its strategy and decision-making, including how the issuer plans to achieve any climate-related targets it has set and any targets it is required to meet by law or regulation.		Climate Change Response
(i)	current and anticipated changes to the issuer's business model, including its resource allocation, to address climate-related risks and opportunities;	Climate Change Response
(ii)	current and anticipated adaptation and mitigation efforts (whether direct or indirect);	Climate Change Response
(iii)	any climate-related transition plan the issuer has (including information about key assumptions used in developing its transition plan, and dependencies on which the issuer's transition plan relies), or an appropriate negative statement where the issuer does not have a climate-related transition plan; and	Climate Change Response
(iv)	how the issuer plans to achieve any climate-related targets (including any greenhouse gas emissions targets (if any)), described in accordance with paragraphs 37 to 40; and	/
22.(b) information about how the issuer is resourcing, and plans to resource, the activities disclosed in accordance with paragraph 22(a).		Climate Change Response
23. An issuer shall disclose information about the progress of plans disclosed in previous reporting periods in accordance with paragraph 22(a).		Climate Change Response

Climate-related Disclosures		Corresponding Chapter
Financial position, financial performance and cash flows[9]		
Current financial effect		
(i)	24.(a) how climate-related risks and opportunities have affected its financial position, financial performance and cash flows for the reporting period; and	/
(ii)	24.(b) the climate-related risks and opportunities identified in paragraph 24(a) for which there is a significant risk of a material adjustment within the next annual reporting period to the carrying amounts of assets and liabilities reported in the related financial statements.	/
Anticipated financial effect		
25.(a) how the issuer expects its financial position to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities, taking into consideration:		/
(i)	its investment and disposal plans; and	/
(ii)	its planned sources of funding to implement its strategy; and	/
25.(b) how the issuer expects its financial performance and cash flows to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities.		/
Climate resilience		
26.(a) the issuer's assessment of its climate resilience as at the reporting date, which shall enable an understanding of:		Climate Change Response
(i)	the implications, if any, of the issuer's assessment for its strategy and business model, including how the issuer would need to respond to the effects identified in the climate-related scenario analysis;	Climate Change Response
(ii)	the significant areas of uncertainty considered in the issuer's assessment of its climate resilience; and	Climate Change Response

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Climate-related Disclosures			Corresponding Chapter
(iii)		the issuer's capacity to adjust, or adapt its strategy and business model to climate change over the short, medium or long term;	Climate Change Response
26.(b) how and when the climate-related scenario analysis was carried out, including:			Climate Change Response
(i)		information about the inputs used, including:	Climate Change Response
	(1)	which climate-related scenarios the issuer used for the analysis and the sources of such scenarios;	Climate Change Response
	(2)	whether the analysis included a diverse range of climate-related scenarios;	Climate Change Response
	(3)	whether the climate-related scenarios used for the analysis are associated with climate-related transition risks or climate-related physical risks;	Climate Change Response
	(4)	whether the issuer used, among its scenarios, a climate-related scenario aligned with the latest international agreement on climate change;	Climate Change Response
	(5)	why the issuer decided that its chosen climate-related scenarios are relevant to assessing its resilience to climate-related changes, developments or uncertainties;	Climate Change Response
	(6)	time horizons the issuer used in the analysis; and	Climate Change Response
	(7)	what scope of operations the issuer used in the analysis (for example, the operation, locations and business units used in the analysis);	Climate Change Response
(ii)		the key assumptions the issuer made in the analysis; and	Climate Change Response
(iii)		the reporting period in which the climate-related scenario analysis was carried out.	Climate Change Response

Climate-related Disclosures		Corresponding Chapter
Risk Management		
27.(a) the processes and related policies it uses to identify, assess, prioritize and monitor climate-related risks, including information about:		Climate Change Response
(i)	the inputs and parameters the issuer uses (for example, information about data sources and the scope of operations covered in the processes);	Climate Change Response
(ii)	whether and how the issuer uses climate-related scenario analysis to inform its identification of climate-related risks;	Climate Change Response
(iii)	how the issuer assesses the nature, likelihood and magnitude of the effects of those risks (for example, whether the issuer considers qualitative factors, quantitative thresholds or other criteria);	Climate Change Response
(iv)	whether and how the issuer prioritizes climate-related risks relative to other types of risks;	Climate Change Response
(v)	how the issuer monitors climate-related risks; and	Climate Change Response
(vi)	whether and how the issuer has changed the processes it uses compared with the previous reporting period;	Climate Change Response
27.(b) the processes the issuer uses to identify, assess, prioritize and monitor climate-related opportunities (including information about whether and how the issuer uses climate-related scenario analysis to inform its identification of climate-related opportunities); and		Climate Change Response
27.(c) the extent to which, and how, the processes for identifying, assessing, prioritizing and monitoring climate-related risks and opportunities are integrated into and inform the issuer's overall risk management process.		Climate Change Response

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Climate-related Disclosures		Corresponding Chapter
Metrics and Targets		
Greenhouse gas emissions[10]		
28. An issuer shall disclose its absolute gross greenhouse gas emissions generated during the reporting period, expressed as metric tons of CO2 equivalent, classified as:		Climate Change Response Appendix: Environmental Key Performance Indicator Table
(a)	Scope 1 greenhouse gas emissions;	WeRide does not involve "Greenhouse Gas (GHG) Scope 1" emissions, as its business model focuses on providing autonomous driving technology and operational services. The Company neither owns nor controls the vehicle fleets, production facilities, or fugitive emission sources that would generate direct emissions. Moreover, all vehicles under its operational control are new energy vehicles.
(b)	Scope 2 greenhouse gas emissions; and	Climate Change Response Appendix: Environmental Key Performance Indicator Table
(c)	Scope 3 greenhouse gas emissions.	/
29. An issuer shall: (a) measure its greenhouse gas emissions in accordance with the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (2004) unless required by a jurisdictional authority or another exchange on which the issuer is listed to use a different method for measuring greenhouse gas emissions;		Climate Change Response
29.(b) disclose the approach it uses to measure its greenhouse gas emissions including:		
(i)	the measurement approach, inputs and assumptions the issuer uses to measure its greenhouse gas emissions;	Climate Change Response
(ii)	the reason why the issuer has chosen the measurement approach, inputs and assumptions it uses to measure its greenhouse gas emissions; and	Climate Change Response
(iii)	any changes the issuer made to the measurement approach, inputs and assumptions during the reporting period and the reasons for those changes;	Climate Change Response
29.(c) for Scope 2 greenhouse gas emissions disclosed in accordance with paragraph 28(b), disclose its location-based Scope 2 greenhouse gas emissions, and provide information about any contractual instruments that is necessary to enable an understanding of the issuer's Scope 2 greenhouse gas emissions; and		Climate Change Response Appendix: Environmental Key Performance Indicator Table
29.(d) for Scope 3 greenhouse gas emissions disclosed in accordance with paragraph 28(c), disclose the categories included within the issuer's measure of Scope 3 greenhouse gas emissions, in accordance with the Scope 3 categories described in the Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011).		/
Climate-related transition risks[9]		
30. An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate-related transition risks.		/
Climate-related physical risks[9]		
31. An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate-related physical risks.		/
Climate-related opportunities[9]		
32. An issuer shall disclose the amount and percentage of assets or business activities aligned with climate-related opportunities.		/

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Climate-related Disclosures	Corresponding Chapter
Capital deployment[11]	
33. An issuer shall disclose the amount of capital expenditure, financing or investment deployed towards climate-related risks and opportunities.	/
Internal carbon prices[12]	
34.(a) an explanation of whether and how the issuer is applying a carbon price in decision-making (for example, investment decisions, transfer pricing, and scenario analysis); and	/
34.(b) the price of each metric tonne of greenhouse gas emissions the issuer uses to assess the costs of its greenhouse gas emissions;	/
or an appropriate negative statement that the issuer does not apply a carbon price in decision-making.	/
Remuneration[12]	
35. An issuer shall disclose whether and how climate-related considerations are factored into remuneration policy, or an appropriate negative statement. This may form part of the disclosure under paragraph 19(a)(iv).	/
Industry-based metrics[13]	
36. An issuer is encouraged to disclose industry-based metrics that are associated with one or more particular business models, activities or other common features that characterize participation in an industry. In determining the industry-based metrics that the issuer discloses, an issuer is encouraged to refer to and consider the applicability of the industry-based metrics associated with disclosure topics described in the *IFRS S2 Industry-based Guidance on implementing Climate-related Disclosures* and other industry-based disclosure requirements prescribed under other international ESG reporting frameworks.	/

Climate-related Disclosures		Corresponding Chapter
Climate-related targets[14]		
37. An issuer shall disclose (a) the qualitative and quantitative climate-related targets the issuer has set to monitor progress towards achieving its strategic goals; and (b) any targets the issuer is required to meet by law or regulation, including any greenhouse gas emissions targets. For each target, the issuer shall disclose:		/
(a)	the metric used to set the target;	/
(b)	the objective of the target (for example, mitigation, adaptation or conformance with science-based initiatives);	/
(c)	the part of the issuer to which the target applies (for example, whether the target applies to the issuer in its entirety or only a part of the issuer, such as a specific business unit or geographic region);	/
(d)	the period over which the target applies;	/
(e)	the base period from which progress is measured;	/
(f)	milestones or interim targets (if any);	/
(g)	if the target is quantitative, whether the target is an absolute target or an intensity target; and	/
(h)	how the latest international agreement on climate change, including jurisdictional commitments that arise from that agreement, has informed the target.	/
38. An issuer shall disclose information about its approach to setting and reviewing each target, and how it monitors progress against each target, including:		/
(a)	whether the target and the methodology for setting the target has been validated by a third party;	/
(b)	the issuer's processes for reviewing the target;	/
(c)	the metrics used to monitor progress towards reaching the target; and	/
(d)	any revisions to the target and an explanation for those revisions.	/

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Climate-related Disclosures		Corresponding Chapter
39. An issuer shall disclose information about its performance against each climate-related target and an analysis of trends or changes in the issuer's performance.		/
40. For each greenhouse gas emissions target, an issuer shall disclose:		/
(a)	which greenhouse gases are covered by the target;	/
(b)	whether Scope 1, Scope 2 or Scope 3 greenhouse gas emissions are covered by the target;	/
(c)	whether the target is a gross greenhouse gas emissions target or a net greenhouse gas emissions target. If the issuer discloses a net greenhouse gas emissions target, the issuer is also required to separately disclose its associated gross greenhouse gas emissions target;	/
(d)	whether the target was derived using a sectoral decarbonization approach; and	/
(e)	the issuer's planned use of carbon credits to offset greenhouse gas emissions to achieve any net greenhouse gas emissions target. In explaining its planned use of carbon credits, the issuer shall disclose:	/
(i)	the extent to which, and how, achieving any net greenhouse gas emissions target relies on the use of carbon credits;	/
(ii)	which third-party scheme(s) will verify or certify the carbon credits;	/
(iii)	the type of carbon credit, including whether the underlying offset will be nature-based or based on technological carbon removals, and whether the underlying offset is achieved through carbon reduction or removal; and	/
(iv)	any other factors necessary to enable an understanding of the credibility and integrity of the carbon credits the issuer plans to use (for example, assumptions regarding the permanence of the carbon offset).	/

[9] The Company has identified climate-related transition risks, physical risks, and associated opportunities, and has assessed their potential impacts on business operations. Based on the current assessment results, these factors did not have a material impact on the company's financial position, operating performance, or cash flow during this reporting period. The company continues to enhance quantitative assessment methodologies and data capabilities, with plans to gradually introduce relevant disclosures in the future.

[10] The Company accounts for Scope 3 emissions in accordance with relevant standards. Due to the complexity of the external value chain involved, the related data collection and accounting processes are still being optimized. To ensure the quality of disclosure, detailed measurement information is not provided in this reporting period and will be disclosed in due course once the work is sufficiently developed.

[11] The Company currently does not separately track or disclose capital expenditures, financing, or investment amounts related to climate issues. Efforts are underway to refine the identification and statistical approaches, and disclosures will be introduced as conditions mature.

[12] The Company has not yet implemented an internal carbon pricing mechanism in operational decision-making, nor have climate-related factors been integrated into the compensation and incentive systems. Moving forward, the Company will continue to monitor relevant management practices and policy developments, and assess the feasibility of incorporating such mechanisms into management practices to support the low-carbon transition and long-term sustainable development.

[13] The Company has not yet established a mature system for identifying and reporting industry-specific metrics. The relevant metrics framework is currently under development and will be disclosed in due course once finalized.

[14] The Company is gradually establishing a climate-related target framework. At present, the selection of indicators, scope of application, baseline setting, and pathway planning for relevant targets (including greenhouse gas emission targets) are still being refined, and a complete quantified target system for disclosure has not yet been formed. In the future, the Company will refine target setting, monitoring, and evaluation mechanisms in line with business development and regulatory requirements, and will disclose related progress and performance information in due course.

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68 About the Report About WeRide Message from the CEO Sustainability Management Compliance & Governance for Sustainable Growth Technology & Innovation for Future Mobility Green Development for a Low-Carbon Future People & Talent for Shared Growth Value Co-creation for Sustainable Development Appendix Multiple Choice (Please check √ in the appropriate box) 1. Your overall assessment of WeRide's 2025 ESG Report: □ Good □ Average □ Needs Improvement □ Not aware 2．How do you think WeRide has performed in terms of corporate governance? □ Good □ Average □ Needs Improvement □ Not aware 3．How do you think WeRide has performed in terms of technological innovation? □ Good □ Average □ Needs Improvement □ Not aware 4．How do you think WeRide has performed in terms of customer service? □ Good □ Average □ Needs Improvement □ Not aware 5．How do you think WeRide has performed in terms of environmental protection? □ Good □ Average □ Needs Improvement □ Not aware Feedback Thank you for reading the 2025 ESG Report of WeRide. To improve WeRide's performance in environmental, social, and corporate governance, further enhance our sustainable development capabilities, and strengthen communication with all sectors of society, we sincerely hope that you will provide valuable feedback and suggestions on our work and report amid your busy schedule. 6．How do you think WeRide has performed in terms of team development? □ Good □ Average □ Needs Improvement □ Not aware 7．How do you think WeRide has performed in terms of sustainable supply chains? □ Good □ Average □ Needs Improvement □ Not aware 8．How do you think WeRide has performed in terms of social responsibility? □ Good □ Average □ Needs Improvement □ Not aware 9．Do you have any comments on WeRide’s performance in sustainable development efforts? Name: Tel.: Unit: Email: Your Information